Exhibit 2.1

PURCHASE AGREEMENT

BY AND AMONG

HCP, INC.,

HCP 2010 REIT LLC,

HCR MANORCARE, INC.,

HCR PROPERTIES, LLC

AND

HCR HEALTHCARE, LLC

DATED AS OF DECEMBER 13, 2010

EXHIBITS

Exhibit A — Reorganization Agreement

Exhibit B — Stockholders Agreement

Exhibit C — Guaranty of Obligations

Exhibit D — Lease Agreement

Exhibit E — Escrow Agreement

Exhibit F — Form of Warrant

Exhibit G — Terms of HCR ManorCare Equityholders Agreement

Exhibit H — Terms of NewCo 1 LLC Agreement

PURCHASE AGREEMENT

This PURCHASE AGREEMENT, dated as of December 13, 2010 (this “Agreement”), by and among HCP, Inc., a Maryland corporation (“Parent”), HCP 2010 REIT LLC, a Delaware limited liability company and an indirect subsidiary of Parent (“Buyer”), HCR ManorCare, Inc., a Delaware corporation (including as converted to a limited liability company pursuant to the Reorganization Agreement, the “Company”), HCR Properties, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of the Company (“PropCo”), and HCR Healthcare, LLC, a Delaware limited liability company (“OpCo”).

WHEREAS, concurrently with the execution of this Agreement, the Company and OpCo are entering into that certain Reorganization Agreement, dated as of the date of this Agreement and in the form attached hereto as Exhibit A (the “Reorganization Agreement”), pursuant to which the Company and its Subsidiaries will effect the transactions contemplated in the Reorganization Agreement;

WHEREAS, as of immediately prior to the Closing, Seller shall own all of the Equity Interests of PropCo (the “PropCo Interests”);

WHEREAS, Buyer desires to acquire, and the Company desires to cause Seller to sell, all of the PropCo Interests;

WHEREAS, the respective Boards of Directors (or members, as applicable) of Parent, Buyer, the Company and PropCo have approved and declared advisable the acquisition by Buyer of the PropCo Interests (the “Purchase”) immediately following the consummation of the transactions that the Reorganization Agreement requires to occur prior to the Closing and upon the terms and subject to the conditions of this Agreement and in accordance with the Limited Liability Company Act of the State of Delaware (the “DLLCA”) and the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the respective Boards of Directors (or members, as applicable) of Parent, Buyer, PropCo and the Company have determined that the Purchase is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective stockholders or unitholders, as the case may be, and prior to the Closing, Seller will have approved this Agreement and the Purchase as the sole holder of the PropCo Interests; and

WHEREAS, concurrently with the execution of this Agreement, Parent and certain holders of the Company Common Stock have entered into that certain Stockholders Agreement, dated the date of this Agreement and in the form attached hereto as Exhibit B (the “Stockholders Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1.
Certain Definitions

Capitalized terms when used in this Agreement have the following meanings:

“Action” means any claim, action, suit, audit, assessment, arbitration or inquiry, or any proceeding or investigation, by or before any Governmental Entity.

“Acquisition Transaction” has the meaning set forth in Section 6.19.

“Adjustment Amount” has the meaning set forth in Section 3.6.4.

“Adjustment Excess Dividend Amount” has the meaning set forth in Section 3.7.

“Adjustment Share Number” has the meaning set forth in Section 3.6.5.

“Affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“Aggregate Purchase Consideration” has the meaning set forth in Section 3.1.2.1.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means the Reorganization Agreement, the Stockholders Agreement, the Escrow Agreement, the Lease Agreement, the Guaranty, the Warrant (if required under Section 3.8.2) and all other documents required to be delivered on or prior to the Closing Date by any party pursuant to this Agreement or any of the foregoing agreements.

“Assets” means all assets, properties, claims, Contracts and businesses of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, and wherever located, in each case whether or not recorded or reflected on the books and records or financial statements of any person.

“Audited Financial Statements” has the meaning set forth in Section 4.4.1.

“Auditor” has the meaning set forth in Section 3.6.3.

“Average Parent Common Stock Price” means, with respect to any date, the price equal to the average VWAP per share of Parent Common Stock for a period of ten (10) consecutive trading days ending on such date, subject to appropriate adjustment in respect of any stock split, subdivision, stock dividend, recapitalization or merger (if Parent Common Stock is converted in such merger) involving the Parent Common Stock after the beginning of such period.

“Bad Acts Guaranty” means that certain Guaranty, dated as of December 21, 2007, from HCR ManorCare, Inc. to JPMorgan Chase Bank, N.A., as lender (together with its successors and assigns) under the Mortgage Loan Agreement referred to therein, as amended, restated, replaced, supplemented or otherwise modified from time to time, and (ii) those certain Guarantees, each dated as of December 21, 2007, from HCR ManorCare, Inc. to the applicable lender under each Mezzanine Loan Agreement referred to therein, each as amended, restated, replaced, supplemented or otherwise modified from time to time.

“Base Cash Consideration” has the meaning set forth in Section 3.1.2.2.

“Basket Amount” has the meaning set forth in Section 9.4.2.

“Blue Sky Laws” means state securities or “blue sky” laws.

“Bridge Credit Agreement” has the meaning set forth in Section 5.13.

“Bridge Financing” has the meaning set forth in Section 5.13.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions are generally authorized or required by law to close in the United States or New York, New York.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Certificate” has the meaning set forth in Section 5.1.1.

“Buyer Limited Liability Company Agreement” has the meaning set forth in Section 5.1.2.

“Capital Markets Financing” has the meaning set forth in Section 6.10.

“Carlyle Funds” means Carlyle Partners V MC, L.P., a Delaware limited partnership, Carlyle MC Partners, L.P., a Delaware limited partnership, Carlyle Partners V-A MC, L.P., a Delaware limited partnership, CP V Coinvestment A, L.P., a Delaware limited partnership, and CP V Coinvestment B, L.P., a Delaware limited partnership.

“Cash and Cash Equivalents” of any person as of any date means the cash and cash equivalents, required to be reflected as cash and cash equivalents, on a consolidated balance sheet of such person and its Subsidiaries as of such date prepared in accordance with GAAP, other than any such cash and cash equivalents as to which such person has declared a dividend that has not been paid on or prior to such date; provided, that, for purposes of calculating Closing Date Cash pursuant to Section 3.6.2, Cash and Cash Equivalents shall also include all cash that is restricted pursuant to the REIT Indebtedness so long as, upon payment in full of the applicable REIT Indebtedness, the applicable restrictions would be released effective immediately.

“Cash Consideration” has the meaning set forth in Section 3.1.2.2.

“Closing” has the meaning set forth in Section 2.1.

“Closing Balance Sheet” has the meaning set forth in Section 3.6.2.

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Date Cash” has the meaning set forth in Section 3.6.2.

“Closing Date Indebtedness” has the meaning set forth in Section 3.6.2.

“Closing Date Tax Amount” has the meaning set forth in Section 3.6.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Approval” has the meaning set forth in Section 4.19.

“Company Audited Financial Statements” has the meaning set forth in Section 4.4.1.

“Company Bylaws” has the meaning set forth in Section 4.1.2.

“Company Certificate” has the meaning set forth in Section 4.1.1.

“Company Common Stock” has the meaning set forth in Section 4.2.7.

“Company Cure Period” has the meaning set forth in Section 8.1.4.

“Company Employee Plans” means all material written Employee Plans sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of employees of the Company or any of its Subsidiaries and under which the Company or any of its Subsidiaries may have any liability, including any multiemployer plan.

“Company Material Adverse Effect” means any change, event, condition, circumstance or development that, individually or in the aggregate, (a) is or is reasonably likely to be material and adverse to the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws or GAAP or any interpretation thereof, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) any change generally affecting any of the industries in which the Company and its Subsidiaries operate or the U.S. economy as a whole, (iv) the announcement or the execution of this Agreement or any change, event or occurrence resulting from, or reasonably necessary for, the taking of any action expressly required by this Agreement (provided that the exclusion set forth in this clause (iv) shall not apply to Section 4.3.2 hereof), (v) any action of, or on behalf of, Parent or any of its Affiliates, (vi) any natural disaster, (vii) any acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions or (viii) any failure of the Company or any of its Subsidiaries to meet any projections or forecasts, provided that clause (viii) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect); provided, further, however, that with respect to clauses (i), (ii), (iii), (vi) and (vii), such change, effect, event, circumstance, occurrence or state of facts shall be taken into account in the determination of whether or not there has been a “Company Material Adverse

Effect” to the extent such circumstance, occurrence or state of facts affects the Company and its Subsidiaries, taken as a whole, in a disproportionate manner relative to other companies operating in the industry in which they operate or (b) could reasonably be expected to materially impair the ability of the Company or its Subsidiaries to timely perform their obligations hereunder or under any Ancillary Agreement or to timely consummate the transactions contemplated by this Agreement or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

“Company Material Contract” has the meaning set forth in Section 4.16.1.

“Company Options” means all unexercised and unexpired options to purchase Company Common Stock.

“Confidentiality Agreement” has the meaning set forth in Section 6.3.2.

“Construction Projects” has the meaning set forth in Section 4.7.5.

“Conversion Approval” has the meaning set forth in Section 4.19.

“Contracts” means any legally binding agreements, contracts, leases, powers of attorney, notes, purchase orders and letters of credit.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Damages” means any and all losses, damages, costs, expenses, liabilities, Actions, orders, judgments, fines (including interest, penalties and experts’, consultants’ and attorneys’ fees and disbursements and costs of enforcement).

“Deemed Parent Common Stock Price” means, with respect to any date, $33.1399, subject to appropriate adjustment in respect of any stock split, subdivision, stock dividend, recapitalization or merger (if Parent Common Stock is converted in such merger) involving Parent Common Stock after the date of this Agreement, and through the close of business on such date.

“Deferral Conditions” has the meaning set forth in Section 8.1.2.

“Deficit Amount” has the meaning set forth in Section 3.6.5.

“Delayed Closing” has the meaning set forth in Section 2.1.

“Determination Date” has the meaning set forth in Section 3.6.3.

“Distribution of OpCo” means, if applicable, the distribution, prior to the Closing, by NewCo or the applicable Subsidiary of the Company, of the Equity Interests in OpCo pursuant to and in accordance with the Reorganization Transactions set forth in Section 2.04 of the Reorganization Agreement.

“Dividends” means one or more dividends or distributions of cash declared by the Company to the holders of Company Common Stock; provided that the total amount of the Dividends declared between September 30, 2010 and the Closing Date shall not exceed $433,000,000.00.

“DGCL” has the meaning set forth in the Recitals.

“DLLCA” has the meaning set forth in the Recitals.

“Employee Plan” means any pension, retirement, savings, disability, medical, dental, health, life, death benefit,  executive compensation, change of control benefit, savings, group insurance, profit sharing, deferred compensation, equity compensation, bonus, incentive, vacation pay, tuition reimbursement, severance pay, fringe benefit or other employee benefit plan, trust, Contract, agreement, policy or commitment (including any employee benefit plan, as defined in Section 3(3) of ERISA, and any welfare plan as defined in Section 3(1) of ERISA, whether or not covered by ERISA), whether any of the foregoing is funded, insured or self-funded, written or oral.

“Encumbrance” means any pledge, claim, lien, security interest, hypothecation, privilege, charge, option, mortgage, deed of trust, deed to secure debt, claim against title, right-of-way, easement, covenant, condition or restriction, lease, license, right to occupy, right of first refusal or offer or similar preemptive right, encroachment, building or use restriction, conditional sales agreement, license, restriction on transfer of title or voting, or any other encumbrance of any nature whatsoever.

“Environmental Laws” means any federal, state, local or foreign Law, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to the protection of human health or to the pollution, protection, investigation or restoration of the environment, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, Release or threatened Release of Hazardous Materials.

“Environmental Permits” has the meaning set forth in Section 4.8.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” has the meaning set forth in Section 4.10.3.

“Escrow Account” means the account into which the Escrow Shares and any Escrow Cash shall be deposited by Parent in accordance with the terms of the Escrow Agreement.

“Escrow Agent” has the meaning set forth in Section 3.5.

“Escrow Agreement” has the meaning set forth in Section 3.5.

“Escrow Cash” has the meaning set forth in Section 3.5.

“Escrow Expiration Date” has the meaning set forth in Section 9.7.

“Escrow Property” means the Escrow Shares and the Escrow Cash.

“Escrow Shares” means a number of shares of Parent Common Stock, otherwise issuable as Purchase Consideration, equal to the lesser of (x) the Stock Consideration and (y) the highest whole number that is no greater than (i) the Indemnification Escrow Amount divided by (ii) the Deemed Parent Common Stock Price immediately prior to the Closing.

“Estimated Closing Date Cash” has the meaning set forth in Section 3.6.1.

“Estimated Closing Date Indebtedness” has the meaning set forth in Section 3.6.1.

“Estimated Closing Date Tax Amount” has the meaning set forth in Section 3.6.1.

“Estimated Company Equity Value” has the meaning set forth in Section 3.1.2.4.

“Exchange” means the New York Stock Exchange.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Title Policies” means those certain existing owner’s policies of title insurance from Chicago Title Insurance Company issued on or around the period from December 21, 2007 to January 31, 2008 and insuring the applicable Subsidiaries of PropCo fee simple title or leasehold estates, as the case may be, to REIT Real Property, prior to the date of this Agreement.

“FF&E and Tangible Personal Property” means all furniture, furnishings, fixtures, fittings, rugs, mats, draperies, carpeting, appliances, signage, devices, telephone and other communications equipment, artwork, televisions and other audio and video equipment, computers, electrical, mechanical, HVAC and plumbing fixtures and cabling and other equipment and other tangible personal property located in or used in the operation of the REIT Real Property.

“Final E&P Report” has the meaning set forth in Section 6.16.7.1.

“GAAP” means generally accepted accounting principles as consistently applied in the United States.

“Governmental Entity” means any national, federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or self-regulatory organization.

“Ground Leases” has the meaning set forth in Section 4.7.6.

“Guaranty” means the Guaranty of Obligations, in all material respects in the form of Exhibit C, to be executed by the Company immediately following the Closing.

“Hazardous Materials” means substances, wastes, radiation or materials (whether solids, liquids or gases) (i) which have been determined, pursuant to Environmental Law, to be hazardous, toxic, infectious, explosive, radioactive, carcinogenic, or mutagenic, (ii) which are listed, regulated or defined under any Environmental Law, and shall include “hazardous wastes,” “hazardous substances,” “hazardous materials,” “pollutants,” “contaminants,” “toxic substances,” “radioactive materials” or “solid wastes,” (iii) the presence of which on property cause or, in their current form or condition, threaten to cause a nuisance pursuant to applicable Law upon the property or to adjacent properties or (iv) which contain without limitation polychlorinated biphenyls (PCBs), asbestos or asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, or petroleum or petroleum products (including crude oil or any fraction thereof).

“HCP Mezzanine Loans” has the meaning set forth in Section 6.10.

“HCR ManorCare Equityholders Agreement” means the equityholders agreement to be entered into by and among the holders of Equity Interests in the Company and NewCo 1 (or, in the event the Company has implemented the transaction contemplated by Schedule 3.8.2 hereto and Section 2.04 of the Reorganization Agreement, the holders of Equity Interests in the Company), which shall be in a form reasonably acceptable to the parties thereto and contain the terms set forth in Exhibit G.

“HCR ManorCare LLC Agreement” means (in the event the Company implements the transactions contemplated by Schedule 3.8.2 hereto and Section 2.04 of the Reorganization Agreement) the limited liability company agreement of the Company, which shall be in a form reasonably acceptable to the parties thereto and contain the terms set forth in Exhibit H.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Income Taxes” means any federal, state or local Tax based on, measured by, or with respect to income or profits.

“Increase Amount” has the meaning set forth in Section 3.6.5.

“Indebtedness” of any person shall mean (a) (i) indebtedness for borrowed money or for the deferred purchase price of property or services (other than current liabilities for trade payables incurred and payable in the ordinary course of business consistent with past practice), whether secured or unsecured, (ii) obligations under notes, mortgages, bonds, debentures or similar instruments, (iii) obligations under conditional sale or other title retention agreements relating to property purchased by any person (excluding ordinary course accounts payable), (iv) capitalized lease obligations (other than under any existing lease agreements between the OpCo Entities and the REIT Entities or the Lease Agreement), (v) obligations under interest rate cap, swap, collar or similar transaction or currency hedging transaction (valued at the termination value thereof), (vi) all obligations in respect of acceptances, letters of credit, surety bonds or similar facilities issued or created for the account of such person, provided, that, for purposes of calculating Closing Date Indebtedness pursuant to Section 3.6, obligations described in this clause shall be considered but only to the extent reimbursement obligations exist for draws made with respect thereto prior to Closing, (vii) all obligations payable pursuant to sale-leaseback transactions, (viii) guarantees by such person of obligations described in the foregoing clauses (i)-(vii) of third parties whether or not such person has assumed or otherwise become directly liable for the payment thereof and (ix) any principal, interest (including default interest), premiums, penalties (including prepayment and early termination penalties and default penalties or judgments), breakage fees and other amounts owing in respect of the items described in the foregoing clauses (i) through (viii); and (b) Liabilities of the type required to be reflected or reserved against on a balance sheet of such person in accordance with GAAP, excluding from this clause (b) (for the purposes of calculating Closing Date Indebtedness pursuant to Section 3.6) Liabilities for which Parent is entitled to indemnification, reimbursement or payment under this Agreement or any Ancillary Agreement and excluding (for the purposes of calculating Closing Date Indebtedness) Liabilities that are included in the definition of Tax Amount; provided, that, for purposes of calculating Closing Date Indebtedness pursuant to Section 3.6, Indebtedness shall be reduced by (x) any asset balance with respect to accrued interest and (y) any assets with respect to interest rate cap, swap, collar or similar transaction or currency hedging transaction (valued at the termination value thereof), in each case, of the REIT Entities.

“Indebtedness for Borrowed Money” means the items included in clause (a) of the definition of “Indebtedness”.

“Indemnifiable Amount” has the meaning set forth in Section 11.12.

“Indemnification Claim” has the meaning set forth in Section 9.3.1.

“Indemnification Escrow Amount” means an amount equal to $150,000,000.

“Indemnified Party” has the meaning set forth in Section 9.3.1.

“Indemnitor” means the party required to provide indemnification pursuant to Section 9.2; provided, however, that solely for the purposes of Section 9.3 and subject to Section 9.6, OpCo shall be considered the Indemnitor with respect to claims for indemnification pursuant to Section 9.2.1 against the Remaining Escrow Property.

“Insurance Policies” has the meaning set forth in Section 4.18.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), and all related continuations, continuations-in-part, divisionals, reissues, reexaminations and substitutions thereof, processes, products, technologies, discoveries, copyrights and copyrightable subject matter, apparatus, trade secrets, trademarks, trademark registrations and applications, service marks, service mark registrations and applications, trade names, trade dress and similar designations of source or origin, together with the goodwill symbolized by the foregoing, domain names and other Internet addresses or identifiers, customer lists, confidential marketing and customer information, licenses, trade secrets, know-how, confidential technical information, software, and all documentation thereof, all rights in the foregoing and in other similar intangible assets, all applications and registrations for the foregoing, and any other proprietary or intellectual property rights of any kind or nature.

“IRS” means the United States Internal Revenue Service.

“IRS Ruling” has the meaning set forth in Section 6.16.8.1.

“JPMorgan Entities” has the meaning set forth in Section 8.5.5.

“Knowledge” will be deemed to be present when the matter in question was known, after reasonable inquiry, by the individuals listed on Schedule 1.1 (with respect to the Knowledge of the Company) and Schedule 1.2 (with respect to the Knowledge of Parent).

“Law” means any law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding of any Governmental Entity.

“Lease Agreement” means the Master Lease and Security Agreement, in all material respects in the form of Exhibit D, to be entered into between HCR III Healthcare, LLC, as lessee, and the parties contemplated by Exhibit D, as lessors, immediately following the Closing.

“Leased REIT Real Property” has the meaning set forth in Section 4.7.1.

“Lenders” has the meaning set forth in Section 5.13.

“Liabilities” means any and all Indebtedness, liabilities and obligations, whether accrued, fixed or contingent, mature or inchoate, asserted or unasserted, liquidated or unliquidated, known or unknown, reflected on a balance sheet or otherwise.

“Management Equity” has the meaning set forth in Section 3.8.1.2.

“Manor Care” has the meaning set forth in Section 4.2.1.

“Manor Care Bylaws” has the meaning set forth in Section 4.1.2.

“Manor Care Certificate” has the meaning set forth in Section 4.1.1.

“Material Lease” is a lease or sublease that would, if effective after the execution and delivery of the Lease Agreement, be a Material Sublease (as such term is defined in the Lease Agreement).

“NewCo” means a company formed by the Company as a Delaware corporation for the purposes set forth in this Agreement and the Reorganization Agreement and which, prior to the

Closing, will convert to a Delaware limited liability company and will be a direct wholly owned Subsidiary of the Company.

“NewCo 1” means a company formed by the Company as a Delaware limited liability company for the purposes set forth in this Agreement and the Reorganization Agreement and which, prior to the Closing, will be a wholly owned Subsidiary of the Company.

“NewCo 1 LLC Agreement” means the limited liability company agreement of NewCo 1, which shall be in a form reasonably acceptable to the parties thereto and contain the terms set forth in Exhibit H.

“NewCo 3” means a company to be formed by the Company as a Delaware limited liability company following the date of this Agreement for the purposes set forth in this Agreement and the Reorganization Agreement and which, prior to the Closing, (i) will own the OpCo Interests and (ii) will be an indirect wholly owned Subsidiary of NewCo 1.

“New Commitment” has the meaning set forth in Section 6.10.

“New Title Insurance Policies” has the meaning set forth in Section 6.20.

“OpCo” has the meaning set forth in the Recitals.

“OpCo Business” means the businesses of the Company and its Subsidiaries other than the REIT Business.

“OpCo Entities” has the meaning set forth in the Reorganization Agreement.

“OpCo FF&E and Tangible Personal Property” has the meaning set forth in Section 4.7.7.

“OpCo Interest Election” has the meaning set forth in Section 3.8.1.1.

“OpCo Subsidiaries” means the Subsidiaries of OpCo.

“Outside Date” has the meaning set forth in Section 8.1.2.

“Parent” has the meaning set forth in the Preamble.

“Parent Bylaws” has the meaning set forth in Section 5.1.2.

“Parent Certificate” has the meaning set forth in Section 5.1.1.

“Parent Common Stock” means the common stock, par value $1.00 per share, of Parent.

“Parent Cure Period” has the meaning set forth in Section 8.1.5.

“Parent Financial Statements” has the meaning set forth in Section 5.4.2.

“Parent Financial Statement Date” has the meaning set forth in Section 5.5.

“Parent Indemnified Parties” has the meaning set forth in Section 9.2.1.

“Parent Material Adverse Effect” means any change, event, condition, circumstance or development that, individually or in the aggregate, (a) is or is reasonably likely to be material and adverse to the business, operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Parent Material Adverse Effect”: (i) any change in applicable Laws or GAAP or any interpretation thereof, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) any change generally affecting any of the industries in which Parent or its Subsidiaries operates or the U.S. economy as a whole, (iv) the announcement or the execution of this Agreement or any change, event or occurrence resulting from, or reasonably necessary for, the taking of any action expressly required by this Agreement (provided that the exclusion set forth in this clause (iv) shall not apply to Section 5.3.2 hereof), (v) any action of, or on behalf of, the Company or any of its Affiliates, (vi) any natural disaster, (vii) any acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions or (viii) any failure of Parent or its Subsidiaries to meet any projections or forecasts, provided that clause (viii) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Parent Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Parent Material Adverse Effect); provided, further, however, that with respect to clauses (i), (ii), (iii), (vi) and (vii), such change, effect, event, circumstance, occurrence or state of facts shall be taken into account in the determination of whether or not there has been a “Parent Material Adverse Effect” to the extent such circumstances, occurrence or state of facts affects Parent and its Subsidiaries taken as a whole, in a materially disproportionate manner relative to other companies operating in the industry in which they operate or (b) could reasonably be expected to materially impair the ability of Parent or its Subsidiaries to timely perform their obligations hereunder or under any Ancillary Agreement or to timely consummate the transactions contemplated by this Agreement or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

“Parent Material Contract” means each Contract or agreement in effect as of the date of this Agreement to which Parent or any of its Subsidiaries is a party that is required to be filed as an exhibit to the Parent SEC Documents pursuant to Items 601(b)(2), (4), (9) or (10) of Regulation S-K of 17 C.F.R. Part 229).

“Parent OpCo Interest” has the meaning set forth in Section 3.8.1.2.

“Parent Preferred Stock” has the meaning set forth in Section 5.2.1.

“Parent SEC Documents” has the meaning set forth in Section 5.4.1.

“Parent Termination Fee” has the meaning set forth in Section 8.5.1.

“Payoff Letter” means one or more payoff letters in customary form reflecting all amounts required to be paid under, or in connection with, Indebtedness for Borrowed Money outstanding under the Indebtedness for Borrowed Money of REIT Entities (other than any such

Indebtedness for Borrowed Money that Parent has notified the Company it intends to have assumed or remain outstanding), to (i) discharge such Indebtedness for Borrowed Money in full, including any penalties, default judgments or otherwise or any other obligation on behalf of the REIT Entities in respect of such Indebtedness for Borrowed Money and (ii) release all Encumbrances on the REIT Entities with respect to such Indebtedness for Borrowed Money.

“Pending Claim” has the meaning set forth in Section 9.7.

“Per-Claim Basket” has the meaning set forth in Section 9.4.2.

“Permits” has the meaning set forth in Section 4.15.

“Permitted Encumbrances” means (i) Encumbrances for current Taxes (A) not yet due and payable or (B) the validity or amount of which is being contested in good faith in appropriate proceedings and for which, in the case of clause (B), the OpCo Entities have adequate reserves in accordance with GAAP; (ii) Encumbrances for Indebtedness for Borrowed Money, including the REIT Indebtedness, all of which shall be satisfied in full and released at or prior to Closing (subject only to required ministerial filings necessary to satisfy in full and release such Encumbrances following Closing), except to the extent Parent elects to retain any or all of the REIT Indebtedness and as a result, elects not to have the PropCo Entities pay the entire amounts required by the Payoff Letter related to such retained REIT Indebtedness; (iii) Encumbrances, rights or obligations created by or resulting from the acts or omission of Parent, Buyer or any of their Affiliates and their respective lenders, employees, officers, directors, agents, representatives, contractors, invitees or licensees or any person claiming by, through or under any of the foregoing; (iv) Encumbrances created by (A) any of the existing leases or subleases between the REIT Entities and the OpCo Entities, all of which shall be terminated at Closing or (B) any of the documents to be executed in connection with this Agreement or any of the Ancillary Agreements; (v) Encumbrances disclosed in the Existing Title Policies made available to Parent, but which, individually or in the aggregate, do not interfere in any material respect with the current use, occupancy or operation of such REIT Facility and which do not materially reduce the value thereof and expressly excluding any Encumbrances set forth thereon which secure Indebtedness; (vi) any Encumbrance for which either title insurance coverage (included in the Existing Title Policies or otherwise in connection with the New Title Insurance Policies) or an indemnification reasonably satisfactory to Parent and Buyer has been obtained; (vii) any other restrictions on land use promulgated by Law (including zoning and building Laws and related regulations); (viii) any mechanic’s, workmen’s, repairmen’s, carrier’s, warehousemen’s or other like liens (A) which do not secure any Indebtedness for Borrowed Money, (B) for amounts not yet due or (C) which are being contested in good faith (if then appropriate) and by appropriate proceedings for which the OpCo Entities have adequate reserves in accordance with GAAP and which do not place such encumbered property, or any part or interest therein, in any danger of being sold, forfeited, attached or lost pending the outcome of such proceeding; (ix) Permitted Lease Agreement Subleases; (x) any landlord liens which are permitted pursuant to the terms of the applicable Ground Lease or otherwise in place as of the date hereof; and (xi) any Encumbrances which are not otherwise included under clauses (i) through (x) of this definition, but which, individually or in the aggregate, do not interfere in any material respect with the current use, occupancy or operation of such REIT Facility and which do not materially reduce the value thereof.

“Permitted Lease Agreement Sublease” has the meaning set forth in Section 4.7.1.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Pre-Closing Excess Dividend Amount” has the meaning set forth in Section 3.7.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“PropCo” has the meaning set forth in the preamble.

“PropCo Audited Financial Statements” has the meaning set forth in Section 4.4.1.

“PropCo Audited 2010 Financial Statements” has the meaning set forth in Section 6.13.

“PropCo Certificate” has the meaning set forth in Section 4.1.1.

“PropCo Interests” has the meaning set forth in the Recitals.

“PropCo LLC Agreement” means the Amended and Restated Limited Liability Company agreement of PropCo, dated as of December 21, 2007.

“Purchase” has the meaning set forth in the Recitals.

“Purchase Consideration” has the meaning set forth in Section 3.1.2.6.

“Qualifying Income” has the meaning set forth in Section 11.12.

“Reference Balance Sheet” has the meaning set forth in Section 4.4.2.

“Reference Balance Sheet Date” has the meaning set forth in Section 4.5.

“REIT Assets” means the Assets of the REIT Entities.

“REIT Business” means the business of owning the REIT Real Property as of, or prior to, the Closing, but excluding the business of operating the REIT Facilities.

“REIT Entities” means PropCo and its Subsidiaries.

“REIT Facilities” means those Senior Living Facilities directly or indirectly owned, leased or subleased by any of REIT Entities.

“REIT Indebtedness” means the Indebtedness of the REIT Entities set forth on Schedule 1.3.

“REIT Real Property” means all Real Property of the REIT Entities.

“REIT Subsidiaries” means the Subsidiaries of PropCo.

“Real Property” means all land, buildings and other structures, facilities or improvements located thereon, all fixtures permanently affixed thereto, and all easement, licenses, rights, hereditaments and appurtenances related to the foregoing.

“REIT Requirements” has the meaning set forth in Section 11.12.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration at, into or onto the environment, including movement or migration through or in the environment, or any release, emission or discharge as those terms are defined in any applicable Environmental Law.

“Remaining Escrow Property” means, at any given time after Closing, the Escrow Property then held by the Escrow Agent in accordance with the Escrow Agreement (and, in the case of Escrow Shares, any securities issued to the Escrow Agent in respect of such shares in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization).

“Reorganization Agreement” has the meaning set forth in the Recitals.

“Reorganization Transactions” has the meaning set forth in the Reorganization Agreement.

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.4.1.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” means a company to be incorporated as a Delaware corporation following the date of this Agreement and which, prior to Closing will own the PropCo Interests and will convert into a limited liability company pursuant to the DGCL and the DLLCA and will be a direct or indirect, wholly owned Subsidiary of the Company.

“Seller Indemnified Parties” has the meaning set forth in Section 9.2.2.

“Senior Living Facility” means an independent living, assisted living, skilled nursing, or other similar facility.

“Series E Preferred Stock” has the meaning set forth in Section 5.2.1.

“Series F Preferred Stock” has the meaning set forth in Section 5.2.1.

“Specified Person” has the meaning set forth in Section 8.5.2.

“Stock Consideration” has the meaning set forth in Section 3.1.2.7.

“Stock Replacement Adjustment Cash” has the meaning set forth in Section 3.6.5.

“Stock Replacement Cash Consideration” has the meaning set forth in Section 3.1.2.3.

“Stockholders Agreement” has the meaning set forth in the Recitals.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Subsidiary” or “Subsidiaries” of any person means any corporation, partnership, joint venture or other legal entity of which such person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.  For the avoidance of doubt, references to subsidiaries of the Company shall include, when formed, Seller, and any other entities formed by the Company or one of its Subsidiaries after the date hereof and prior to the Closing (including any entities formed pursuant to the Reorganization  Agreement), that are Subsidiaries pursuant the preceding sentence.

“Survival Expiration Date” has the meaning set forth in Section 9.1.

“Tax Amount” means accrued for tax purposes and unpaid (i) Income Taxes and (ii) gross receipts, franchise, value added, commercial activities and capital Taxes, in each case, of the Company and its Subsidiaries with respect to Tax periods (or portions of Straddle Periods) ending on or before the Closing Date.

“Tax Proceeding” means any audit, assessment, proposed adjustment, notice of deficiency, litigation, dispute or other proceeding with respect to Taxes.

“Tax Returns” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any taxing authority, jurisdiction (foreign or domestic) or other person with respect to Taxes, including any schedule or attachment thereto and any amendment thereof, any information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxes” means (A) all taxes, charges, fees, levies and other assessments, including income, gross receipts, excise, real or personal property, sales, withholding (including dividend withholding and withholding required pursuant to Sections 1441, 1442, 1445 and 1446 of the Code), social security, occupation, use, service, license, payroll, franchise, escheat, unclaimed property, transfer and recording taxes, fees and charges, including estimated taxes, imposed by the United States or any taxing authority (domestic or foreign), whether computed on a separate, consolidated, unitary, combined or any other basis, and any interest, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to any such taxes, charges, fees, levies or other assessments and (B) any liability for amounts described in clause (A) of another person under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a result of transferee liability, by Law, by Contract or otherwise.

“Terminating Company Breach” has the meaning set forth in Section 8.1.4.

“Terminating Parent Breach” has the meaning set forth in Section 8.1.5.

“Transfer Taxes” has the meaning set forth in Section 6.15.

“Unaudited Q1 2011 Financial Statements” has the meaning set forth in Section 6.13.

“Valuation Opinion” has the meaning set forth in Section 3.6.6.

“VWAP” per share of Parent Common Stock on any trading day means the per share volume-weighted average price of the Parent Common Stock as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by Parent) page “HCP.N<Equity> VAP” (or the equivalent successor if such page is not available), in respect of the period from the open of trading on the relevant trading day until the close of trading on such trading day (or if such volume-weighted average price is unavailable, the market price of one share of Parent Common Stock on such trading day determined, using a volume-weighted average method, by a nationally recognized investment banking firm (unaffiliated with Parent or the Company) retained for this purpose by the Company).

Article 2.
The Closing

Section 2.1            Closing Date.  Subject to the terms and conditions of this Agreement, the closing of the Purchase (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, NY 10022, at 10:00 a.m. on the date that is three (3) Business Days after the date on which all conditions set forth in Article 7 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) or such other time and place as Parent and the Company may mutually agree; provided, that Parent may, by written notice to the Company at least two (2) Business Days prior to the then-scheduled Closing Date, defer the Closing by up to (but not more than) twenty (20) Business Days (such deferred Closing, a “Delayed Closing”) as necessary to enable the Closing to coincide with the closing of the Capital Markets Financing and/or the Bridge Financing; provided, further, however, that the date of the Delayed Closing shall not be deferred later than the Outside Date.  The “Closing Date” shall mean the date on which the Closing occurs.

Article 3.
Purchase and Sale of Equity Interests

Section 3.1            Purchase and Sale of the PropCo Interests.

Section 3.1.1                Generally.

Section 3.1.1.1             Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, Seller will sell, transfer and deliver to Buyer, and Buyer will purchase from Seller, the PropCo Interests, free and clear of all Encumbrances.

Section 3.1.1.2             Effective as of the Closing, Seller hereby withdraws as a member of PropCo, and Buyer hereby consents to and approves such withdrawal.  Following the Closing, Seller shall not be subject to any of the terms or provisions of the PropCo LLC Agreement.

Section 3.1.1.3             Buyer shall, effective as of the Closing, amend the PropCo LLC Agreement to reflect Buyer as the sole member of PropCo and to make such other amendments to the PropCo LLC Agreement as it determines in its sole discretion.

Section 3.1.2                Purchase Consideration Definitions.  For the purposes of this Agreement:

Section 3.1.2.1             “Aggregate Purchase Consideration” means the aggregate amount of consideration payable under this Agreement to Seller or the Company or their respective successors, designees or permitted assignees;

Section 3.1.2.2             “Cash Consideration” means (i) $200,000,000.00 plus the excess, if any, of the Estimated Company Equity Value over $1,052,000,000.00 (the “Base Cash Consideration”), plus (ii) the Stock-Replacement Cash Consideration, if any, plus the Pre-Closing Excess Dividend Amount, if any;

Section 3.1.2.3             “Stock-Replacement Cash Consideration” means, at the written election of Parent in its sole discretion (which election shall be delivered to the Company no less than two (2) Business Days prior to the Closing Date), any cash amount specified in Parent’s written notice to the Company of such election;

Section 3.1.2.4             “Estimated Company Equity Value” means $6,100,000,000.00 minus (i) the Estimated Closing Date Tax Amount, minus (ii) the Estimated Closing Date Indebtedness, plus (iii) the Estimated Closing Date Cash, minus (iv) if the Closing Date is after April 15, 2011, the sum of the Daily Carrying Costs for each calendar day during the period beginning on, and including, April 16, 2011 and ending on, and including, the Closing Date.

Section 3.1.2.5             “Daily Carrying Cost” means, for each calendar day during the period, if any, beginning on, and including, April 16, 2011 and ending on, and including, the Closing Date, the cash amount equal to $675,000.00 multiplied by the lesser of (i) one (1); and (ii) that fraction the numerator of which is the sum of all financing gross proceeds (including proceeds from both debt and equity financings) raised by Parent after the date of this Agreement through and including such date, and the denominator of which is $4,100,000,000.00.

Section 3.1.2.6             “Purchase Consideration” means the Cash Consideration and the Stock Consideration; and

Section 3.1.2.7             “Stock Consideration” means a number of fully paid and non-assessable shares of Parent Common Stock equal to the quotient of (i) the Estimated Company Equity Value, minus the amount equal to the sum of the Base Cash

Consideration and the Stock-Replacement Cash Consideration divided by (ii) the Deemed Parent Common Stock Price immediately prior to the Closing.

Section 3.2            Payment/Delivery of Purchase Consideration.  At the Closing, Buyer shall, and Parent shall cause Buyer to, deliver to Seller or its designee(s), as payment of the Purchase Consideration, (i) one or more certificates issued in the name of Seller or Seller’s designee(s) (and in denominations requested by Seller) representing a number of shares of Parent Common Stock equal to the Stock Consideration, minus the Escrow Shares and (ii) by wire transfer of immediately available funds to an account designated in writing by Seller prior to the Closing Date, cash in an amount equal to the Cash Consideration minus the Escrow Cash, if any.

Section 3.3            FIRPTA Certificate.  The Company, as sole owner of Seller (which shall be treated as a disregarded entity for U.S. federal income tax purposes immediately prior to the Closing), shall deliver to Buyer a certificate, pursuant to Treasury Regulation Section 1.1445-2(b)(2), dated no more than ten (10) days prior to the Closing Date and signed by an officer of the Company under penalties of perjury, stating (i) that the Company is not a foreign person and (ii) the Company’s name, employer identification number and office address.  Such certificate shall be reasonably acceptable to Parent.

Section 3.4            Withholding Rights.  Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Seller such amounts as Buyer is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local, or foreign Tax Law.  To the extent the amounts are so withheld and paid over to the appropriate Tax authority by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller.

Section 3.5            Escrowed Shares.  On the Closing Date, Parent shall deliver a portion of the Purchase Consideration equal to the Escrow Shares (and cash (the “Escrow Cash”) in the amount of the excess, if any) of the Indemnification Escrow Amount over the product of (i) the Stock Consideration multiplied by (ii) the Deemed Parent Common Stock Price immediately prior to the Closing) to the escrow agent identified in the Escrow Agreement (the “Escrow Agent”), to be held in escrow.  The Escrow Shares and Escrow Cash shall be held by the Escrow Agent in accordance with the terms of an Escrow Agreement in the form attached hereto as Exhibit E (the “Escrow Agreement”).

Section 3.6            Tax Amount and Net Debt Adjustment.

Section 3.6.1                Not less than five (5) Business Days prior to the Closing Date and in no event more than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Buyer a written statement setting forth (a) its good faith estimate of (i) the Closing Date Tax Amount (“Estimated Closing Date Tax Amount”), (ii) Closing Date Indebtedness (“Estimated Closing Date Indebtedness”), and (iii) Closing Date Cash (“Estimated Closing Date Cash”) and (b) the Company’s calculation of the Estimated Company Equity Value and, in each case, reasonable supporting documentation, including an unaudited, estimated consolidated balance sheet of PropCo and its subsidiaries estimated as of the Closing Date from which the foregoing items have been calculated.

Section 3.6.2                As soon as reasonably practicable following the Closing Date, and in any event within sixty (60) calendar days thereof, Buyer shall prepare and deliver to the Company (i) an unaudited consolidated balance sheet of PropCo and its Subsidiaries (the “Closing Balance Sheet”),  (ii) a calculation of the aggregate amount of all Indebtedness of the REIT Entities (“Closing Date Indebtedness”), and (iii) a calculation of Cash and Cash Equivalents of the REIT Entities (“Closing Date Cash”), in each case, calculated as of the close of business on the Closing Date and as reflected on the Closing Balance Sheet, and (iv) a calculation of the Tax Amount (“Closing Date Tax Amount”).  Subject to the following sentences, the Closing Balance Sheet shall be prepared in a manner consistent with the principles, practices, policies, judgments and methodologies applied in connection with the preparation of the Reference Balance Sheet.  The Closing Balance Sheet and the Closing Date Tax Amount shall be prepared in accordance with Section 3.6.6 which shall control as to any conflict as to the principles, practices, policies, judgments or methodologies to be applied in the preparation of the Closing Balance Sheet and the determination of the Closing Date Tax Amount, Closing Date Indebtedness and Closing Date Cash.  The Closing Balance Sheet and the Closing Date Tax Amount shall give effect to the Reorganization Transactions and the transactions contemplated by this Agreement, but shall not give effect to the financing transactions effected by Parent or its Subsidiaries in connection with the Purchase, the repayment, modification or cancelation of any REIT Indebtedness or any other action or omission, after the Closing, by Parent, Buyer, PropCo or any of its Subsidiaries that is not in the ordinary course of business consistent with past practice, except that all amounts determined by reference to any existing interest rate cap, swap, collar or similar transaction, currency hedging transaction or breakage fee or other early termination amounts with respect thereto shall be taken into account on the Closing Date Balance Sheet for Seller’s account.  Following the Closing, Buyer shall provide the Company and its representatives reasonable access to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of Parent and PropCo during regular business hours relating to the preparation of the Closing Balance Sheet and the Closing Date Tax Amount and shall cause the personnel of Parent, Buyer and their respective Subsidiaries to reasonably cooperate with the Company in connection with its review of the Closing Balance Sheet and the Closing Date Tax Amount.

Section 3.6.3                If the Company shall disagree with the calculation of the Closing Date Tax Amount, Closing Date Indebtedness, and/or Closing Date Cash, it shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within thirty (30) days after its receipt of the Closing Balance Sheet.  In the event that the Company does not provide such a notice of disagreement within such thirty (30)-day period, the Company shall be deemed to have accepted the Closing Balance Sheet and the calculation of the Closing Date Tax Amount, Closing Date Indebtedness and Closing Date Cash delivered by Buyer, which shall be final, binding and conclusive for all purposes hereunder.  In the event any such notice of disagreement is timely provided, Buyer and the Company shall seek in good faith for a period of twenty (20) days (or such longer period as they may mutually agree) to resolve any such disagreements.  If, at the end of such period, they are unable to resolve such disagreements, then KPMG LLP (or such independent accounting or financial consulting firm of recognized national standing as may be mutually selected by Buyer and the Company) (the “Auditor”) shall resolve any remaining disagreements that were included in the Company’s written notice of disagreement.  Each of Buyer and the Company shall promptly submit to each other and the Auditor in writing their respective proposal for resolution of the dispute regarding the Closing Date Tax Amount, Closing Date Indebtedness, and/or Closing Date Cash and, to the extent relevant thereto, the Closing Balance Sheet.  The Auditor shall establish the timing and process of reviewing any disagreement and shall be instructed to provide its final determination with respect to any disagreement as soon as practicable and in any event within forty-five (45) days following the date on which the disagreement is referred to the Auditor; provided that (i) the Auditor shall base its determination solely on (A) the written submissions of the parties and shall not conduct an independent investigation and (B) the extent to which the Closing Date Tax Amount, Closing Date Indebtedness and Closing Date Cash are determined in accordance with Section 3.6.2 (including the definitions of defined terms used in Section 3.6.2) in each written submission, and (ii) the Auditor shall have no authority to vary or ignore the terms of this Agreement. Each party agrees to promptly make available to each other and to the Auditor all documents, books, records and personnel under that party’s control as the Auditor shall determine in its judgment to be necessary or relevant to its review of the disagreement and otherwise to cooperate with the other parties and the Auditor to facilitate a prompt resolution of the disagreement.  The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which the Closing Date Tax Amount, Closing Date Indebtedness, and Closing Date Cash are finally determined in accordance with this Section 3.6.3 is hereinafter referred to as the “Determination Date.”  The fees and expenses of the Auditor incurred pursuant to this Section 3.6.4 shall be borne 50% by Parent and 50% by the Company.

Section 3.6.4                                                 The “Adjustment Amount,” which may be positive or negative, shall mean (i) the Estimated Closing Date Tax Amount, minus the Closing Date Tax Amount (as finally determined in accordance with Section 3.6.3), plus (ii) Estimated Closing Date Indebtedness, minus Closing Date Indebtedness (as finally determined in accordance with Section 3.6.3), plus (iii) Closing Date Cash (as finally determined in accordance with Section 3.6.3), minus Estimated Closing Date Cash.  The Adjustment Amount shall be paid in accordance with Section 3.6.5.

Section 3.6.5                                                 If the Adjustment Amount is a positive number (such amount, the “Increase Amount”), then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, Parent shall deliver to Seller or its designee(s) (i) an amount of cash equal to the sum of (A) an amount determined in Parent’s sole discretion, (the “Stock-Replacement Adjustment Cash”) plus (B) the Adjustment Excess Dividend Amount, if any, and (ii) one or more stock certificates, issued in the name of Seller or its designee(s), representing, in the aggregate, a number of shares (such aggregate number, the “Adjustment Share Number”) of Parent Common Stock (in such denominations as shall be requested by Seller) equal to (A) the Increase Amount minus the Stock-Replacement Adjustment Cash divided by (B) the Deemed Parent Common Stock Price.  If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”), then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, the Escrow Agent shall release, from the Escrow Account to Parent Escrow Property (as defined and allocated in the Escrow Agreement) in the amount of the Deficit Amount.  Each of Parent and the Company shall, no later than two (2) Business Days after the Determination Date, execute joint written instructions to the Escrow Agent instructing the Escrow Agent to release the applicable Escrow Property in accordance with this Section 3.6.5 and the Escrow Agreement.  In no event shall (x) the Company have any liability under this Section 3.6 in excess of the

Escrow Property or (y) Parent have any liability under this Section 3.6 in excess of an amount equal to the Indemnification Escrow Amount.  In no event shall Parent be entitled to payment pursuant to this Section 3.6 other than the release to it of all or a portion (as applicable) of the Escrow Property.  The Aggregate Purchase Consideration will be deemed to be decreased by the Deficit Amount, to the extent the Escrow Property is sufficient recourse to pay the Parent therefor; the Aggregate Purchase Consideration will be deemed to be increased by the sum of (x) the cash amount and (y) the product of the Deemed Parent Common Stock Price and the number of shares of Parent Common Stock, in each case, delivered to Seller or its designee(s) in respect of the Increase Amount.

Section 3.6.6                                                 Prior to the Closing, the Company will receive an opinion with respect to the valuation of OpCo from a nationally recognized firm that is regularly engaged to render such opinions (the “Valuation Opinion”).  The parties hereto agree that the fair market value of the Equity Interests in OpCo, at the time of any actual or deemed distribution to the holders of Equity Interests in the Company, for U.S. federal and applicable state income Tax purposes, shall be equal to (i) if the Valuation Opinion provides a specific fair market value of such Equity Interests, such fair market value and (ii) if the Valuation Opinion provides a range of valuations, an amount within such range specified by the Company in its reasonable discretion.  The parties agree that they shall not, and shall not permit their Affiliates to, take a position on any Tax Return or in the calculation of the Closing Date Tax Amount pursuant to this Section 3.6.6 that is inconsistent with such determination

Section 3.7                                   Dividends.  Notwithstanding anything to the contrary in this Agreement, (i) if, prior to Closing, Parent pays, or a record date occurs for the payment of, a dividend in cash or (other than a stock dividend accounted for in the Deemed Parent Common Stock Price) in kind on a pro rata basis to all holders of Parent Common Stock (other than Parent’s regular quarterly dividends, paid at the annual rate reflected in Parent’s most recent market guidance, as the same may be increased or reduced by Parent from time to time, which dividends are expressly excluded from this adjustment provision), then the Cash Consideration will be increased to reflect an amount (the “Pre-Closing Excess Dividend Amount”) equal to the aggregate amount that Seller would have received in respect of all such dividends on the shares of Parent Common Stock included in the Stock Consideration if Seller had held such shares on the record date for each such dividend, and (ii) if, prior to the date on which payment of any Increase Amount is made, Parent pays, or a record date occurs for the payment of, a dividend in cash or (other than a stock dividend accounted for in the Deemed Parent Common Stock Price) in kind on a pro rata basis to all holders of Parent Common Stock (other than Parent’s regular quarterly dividends, paid at the annual rate reflected in Parent’s most recent market guidance, as the same may be increased or reduced by Parent from time to time, which dividends are expressly excluded from this adjustment provision), then the cash amount payable in respect of the Increase Amount pursuant to Section 3.6.5 will be increased to reflect an amount (the “Adjustment Excess Dividend Amount”) equal to the aggregate amount that Seller would have received in respect of all such dividends on the shares of Parent Common Stock included in the Adjustment Shares Number if Seller had held such shares on the record date for each such dividend.  Any dividend described in this Section 3.7 which is not paid in cash will be valued at the fair market value of such in-kind dividend as of the payment date for such dividend.

Section 3.8                                   Purchase and Sale of Company Interests.

Section 3.8.1                                                 Acquisition at the Closing.

Section 3.8.1.1                                       If the Company shall expect to implement the transactions contemplated by Section 2.03 of the Reorganization Agreement (to the extent Section 2.03 of the Reorganization Agreement contemplates such transactions having occurred at or prior to the Closing), (i) the Company shall, at least three (3) Business Days prior to the Closing Date, deliver written notice to Parent of its intent to implement such transactions, and (ii) Parent may, by written notice to the Company delivered at least two (2) Business Days prior to the Closing Date, elect to acquire the Parent OpCo Interest (the “OpCo Interest Election”).

Section 3.8.1.2                                       For the purposes of this Agreement, the “Parent OpCo Interest” means Equity Interests in NewCo 1 that, as of immediately after the Closing, represent 9.9% of outstanding Equity Interests of NewCo 1 (excluding the Management Equity and any preferred stock contemplated by Exhibit A to the Reorganization Agreement), provided, that the Parent OpCo Interest will not have any direct or indirect rights or interest in the Aggregate Purchase Consideration or any other amounts payable to the Seller or the Company or any of the Seller Indemnified Parties under this Agreement or the Escrow Agreement or in distributions made by the Company in respect thereof.  “Management Equity” means options or other Equity Interests held by directors, officers and employees of the Company or its Subsidiaries representing, in the aggregate, no more than 5% of the fully diluted Equity Interests of NewCo 1 as of (and taking into account) the issuance of the Parent OpCo Interest. The entity in which Buyer or its designee shall own its 9.9% interest shall have organizational documents that preclude Buyers’ or such designee’s ownership from exceeding 9.9% under any circumstances.

Section 3.8.1.3                                       If Parent has made the OpCo Interest Election in accordance with this Agreement, then, upon the terms and subject to the conditions of this Agreement, at the Closing, (i) NewCo 1 will issue to Buyer or its designee, and Buyer will, or will cause its designee to, subscribe for and purchase from NewCo 1, the Parent OpCo Interest, free and clear of all Encumbrances, (ii) Buyer or its designee shall, and Parent shall cause Buyer or its designee to, deliver to NewCo 1 or its designee(s), as payment for the Parent OpCo Interest, $95,000,000.00, by wire transfer of immediately available funds to an account designated in writing by the Company prior to the Closing Date, (iii) Buyer or its designee shall, and Parent shall cause Buyer or its designee to, execute and deliver to NewCo 1, and the Company shall and shall cause Newco 1 to execute and deliver to Buyer or its designee, a counterparty signature page of the NewCo 1 LLC Agreement and the HCR ManorCare Equityholders Agreement, (iv) Buyer or its designee shall take, and the Company shall cause NewCo 1 to take, all action necessary under the NewCo 1 LLC Agreement to cause Buyer or its designee to be a member of NewCo 1 with respect to the Parent OpCo Interest, and (v) the Company shall cause NewCo 1 to deliver to Buyer or its designee a schedule of the issued and outstanding number of each type of unit of membership interest in NewCo 1 as of, and taking into account, Buyer’s or its designee’s acquisition of the Parent OpCo Interest

Section 3.8.2                                                 Warrant.  If, at least three (3) Business Days prior to the Closing Date, the Company shall expect to implement the transactions contemplated by Section 2.04 of the Reorganization Agreement then upon the terms and subject to the conditions set forth in this Agreement at the Closing (to the extent Section 2.04 of the Reorganization Agreement contemplates such transactions having occurred at or prior to the Closing as specified in Section 2.04 of the Reorganization Agreement), then (i) the Company shall implement the transactions contemplated by Section 2.04 of the Reorganization Agreement (including the merger involving the Company contemplated thereby) in which the surviving company thereof shall be a limited liability company (and promptly upon filing deliver evidence thereof to Parent), (ii) the Company and Buyer shall (or Buyer shall cause its designee to) execute and deliver to each other a Warrant Agreement, which Warrant Agreement is in all material respects in the form of Exhibit F hereto (the “Warrant”), (iii) Buyer shall (or Buyer shall cause its designee to) execute and deliver to the Company and the Company shall execute and deliver to Buyer or its designee, a counterparty signature page of the HCR ManorCare LLC Agreement and the HCR ManorCare Equityholders Agreement, (iv) the Company and Buyer shall (or Buyer shall cause its designee to) take all action necessary under and/or in connection with the HCR ManorCare LLC Agreement to cause Buyer (or Buyer’s designee) to be party to such agreement, and (v) the Company shall deliver to Buyer (or Buyer’s designee) a schedule of the issued and outstanding number of each type of unit of membership interest in the Company as of, and taking into account, Buyer’s or its designee’s acquisition of the Warrant

Article 4.
Representations and Warranties of the Company

Except as set forth in the disclosure schedule that has been prepared by the Company and delivered by the Company to Parent in connection with the execution and delivery of this Agreement, the Company hereby represents and warrants to Parent and Buyer that:

Section 4.1                                   Organization, Standing and Power.

Section 4.1.1                                                 The Company and each Subsidiary of the Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as applicable.  The Company and each Subsidiary of the Company has all requisite corporate or other power and authority to own, operate, lease and encumber its properties and carry on its business as now being conducted.  The certificate of incorporation, as amended and supplemented, of the Company (the “Company Certificate”) the certificate of formation, as amended and supplemented, of PropCo (the “PropCo Certificate”), the certificate of incorporation, as amended and supplemented, of Manor Care (the “Manor Care Certificate”) and the comparable organizational documents of each of the Subsidiaries of the Company are valid and in full force and effect. Each of the Company and Subsidiaries of the Company is duly qualified or licensed to do business as a foreign corporation or other limited liability entity and is in good standing in all jurisdictions in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.1.2                                                 The Company has delivered or made available to Parent and Buyer complete and correct copies of the Company Certificate, the PropCo Certificate, the bylaws of the Company (the “Company Bylaws”), the bylaws of Manor Care (the “Manor Care Bylaws”), the PropCo limited liability company agreement (the “PropCo Limited Liability Company Agreement”) and the comparable organizational documents of OpCo and each REIT Entity of the Company, in each case as amended, restated or supplemented to the date of this Agreement.  The Company is not in violation in any material respect of any provision of the Company Certificate or the Company Bylaws, Manor Care is not in violation in any material respect of any provision of the Manor Care Certificate or the Manor Care Bylaws and PropCo is not in violation in any material respect of the PropCo Limited Liability Company Agreement.  No other Subsidiary of the Company is in violation in any material respect of its organizational documents.

Section 4.2                                   Capital Structure; Subsidiaries.

Section 4.2.1                                                 As of the date hereof, all of the issued and outstanding PropCo Interests are held, beneficially and of record, by Manor Care, Inc., a direct, wholly owned subsidiary of the Company (“Manor Care”), free and clear of all Encumbrances.  Immediately prior to the Closing, all of the PropCo Interests will be held, beneficially and of record, by Seller, free and clear of all Encumbrances.

Section 4.2.2                                                 Schedule 4.2.2 provides a correct and, in all material respects, complete description of all warrants or other rights (of persons other than the Subsidiaries of the Company) to acquire PropCo Interests (whether or not such any such PropCo Interests are issued at such time), including all options, calls, purchase rights, subscription rights, exchange rights, appreciation rights, restricted stock, phantom shares, dividend equivalents, deferred compensation accounts, performance awards, restricted stock units, partnership units, stock units and other awards or equity-like rights or arrangements, and all bonds, notes, debentures and other Indebtedness for Borrowed Money which are at any time convertible into, or exchangeable or exercisable for, PropCo Interests, in each case which are outstanding on the date of this Agreement. Except as set forth in Schedule 4.2.2, there are no Contracts (other than this Agreement, any Ancillary Agreement or any Contract with another REIT Entity) to which PropCo is a party or by which such entity is bound, obligating PropCo, or, as applicable, any other person, to issue, grant, deliver, sell, transfer, redeem, repurchase or otherwise acquire, or cause to be issued, granted, delivered, sold, transferred, redeemed, repurchased or otherwise acquired additional PropCo Interests or obligating PropCo to issue, grant, extend or enter into any such Contract.

Section 4.2.3                                                 Schedule 4.2.3 lists, as of the date hereof, each REIT Subsidiary, the jurisdiction of organization thereof and each person owning Equity Interests in such REIT Subsidiary.

Section 4.2.4                                                 Except as set forth in Schedule 4.2.4, each REIT Subsidiary is and, immediately prior to the Closing, will be directly or indirectly wholly owned, beneficially and of record, by the Company, and no REIT Entity owns directly or indirectly any capital stock, limited liability company or partnership interest, joint venture interest or other Equity Interest in any other Person (other than in any REIT Subsidiary).  Except as set forth in Schedule 4.2.4, all of the outstanding Equity Interests in each REIT Entity have been duly authorized and validly issued and (i) in the case of stock Equity Interests, are fully paid and (in applicable jurisdictions) nonassessable and free of preemptive or similar rights, and (ii) in the case of partnership, limited liability company or other Equity Interests, are not subject to any Indebtedness for Borrowed Money, capital calls or other obligations (contingent or otherwise) to contribute monies or property in respect thereof and (iii) are free of preemptive or other similar rights under Law, any applicable organizational document and any Contract or instrument to which any REIT Entity is a party or by which it is bound.

Section 4.2.5                                                 Except as contemplated by this Agreement and any Ancillary Agreements, Schedule 4.2.5 provides a correct and, in all material respects, complete description of all warrants or other rights (of persons other than the Subsidiaries of the Company, as applicable) to acquire Equity Interests in the Company and its Subsidiaries, including all stock options, stock appreciation rights, restricted stock, phantom shares, dividend equivalents, deferred compensation accounts, performance awards, restricted stock units, partnership units, stock units and other awards or equity-like rights or arrangements, and all bonds, notes, debentures and other Indebtedness for Borrowed Money which are at any time convertible into, or exchangeable or exercisable for, Equity Interests in each case which are outstanding on the date of this Agreement.  Except as set forth in Schedule 4.2.5, as of the date of this Agreement there are no Contracts (other than this Agreement, any Ancillary Agreement or any Contract with another Subsidiary of the Company) to which the Company and its Subsidiaries is a party or by which such entity is bound, obligating the Company and its Subsidiaries to issue, deliver, sell, transfer, redeem, repurchase or otherwise acquire, or cause to be issued, delivered, sold, transferred, redeemed, repurchased or otherwise acquired additional Equity Interests of any REIT Subsidiary, or obligating any REIT Subsidiary to issue, grant, extend or enter into any such Contract.

Section 4.2.6                                                 All dividends and distributions on Equity Interests in the Company that have been declared prior to the date of this Agreement have been paid in full.

Section 4.2.7                                                 The authorized capital stock of the Company consists of 200,000,000 shares of common stock (“Company Common Stock”) and 50,000,000 shares of preferred stock, par value $0.01 per share.  As of the date hereof, 131,491,743 shares of Company Common Stock were duly authorized, validly issued and outstanding and such shares are not subject to any right of first refusal, preemptive right or subscription right and were not issued in violation of the Company Certificate or the Company Bylaws, and no shares of preferred stock were issued and outstanding.  The outstanding shares of Company Common Stock are fully paid and nonassessable.

Section 4.2.8                                                 As of the Closing, if Parent causes Buyer or its designee to acquire the Parent OpCo Interest, (i) the Parent OpCo Interest will represent no more than 9.9% of the outstanding economic ownership of NewCo 1 and (ii) the total number of issued and outstanding units of each class of membership interest shall be as set forth in the schedule delivered by NewCo 1 in accordance with Section 3.8.1.3.

Section 4.2.9                                                 As of the date hereof, all of the issued and outstanding Equity Interests of OpCo are held, beneficially and of record, by Manor Care.

Section 4.3                                   Authority; Noncontravention; Consents.

Section 4.3.1                                                 The Company and each of its applicable Subsidiaries has all necessary corporate or other power and authority to execute and deliver this Agreement (in the case of the Company) and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby to be consummated by the Company or the applicable Subsidiaries.  The execution and delivery by the Company and each of its applicable Subsidiaries of this Agreement and each Ancillary Agreement to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation by it of the transactions contemplated hereby and thereby to be consummated by it have been duly and validly authorized by all necessary action and no other proceedings on the part of the Company or any such Subsidiary and no votes by any holder of Equity Interests in the Company or any such Subsidiary are necessary to authorize this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby and thereby (in each case, other than the Company Approval, which will occur immediately after the execution and delivery of this Agreement by the Company).  This Agreement and each Ancillary Agreement has been, or (in the case of Ancillary Agreements executed after the date hereof) will be, when executed, duly and validly executed and delivered by the Company, as applicable, and each of its applicable Subsidiaries party thereto and, constitutes or will (in the case of Ancillary Agreements executed after the date hereof) constitute, when executed, a legal, valid and binding obligation of the Company, as applicable, and each such Subsidiary, enforceable against the Company or the applicable Subsidiary in accordance with its respective terms.

Section 4.3.2                                                 Except as set forth in Schedule 4.3.2, the execution and delivery of this Agreement and the Ancillary Agreements by the Company and its applicable Subsidiaries do not, and the consummation of the transactions contemplated by, and the performance of their respective obligations under, this Agreement and the Ancillary Agreements and compliance by the Company and its applicable Subsidiaries with the provisions hereof and thereof, will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, result in a material increase in payment obligations under, or result in the creation of any Encumbrance, other than Permitted Encumbrances under, (i) the Company Certificate, the Company Bylaws or the other organizational documents of any Subsidiary of the Company, each as amended or supplemented, (ii)(A) any Permit required for the businesses, activities or operations of the Company or (B) any Company Material Contract or (iii) subject to the governmental filings and other matters referred to in Section 4.3.3, any Laws applicable to the Company or any Subsidiary of the Company, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights, losses or Encumbrances that, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or prevent or delay in any material respect the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.3.3                                                 No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Ancillary Agreements by the Company and its Subsidiaries or the

consummation by the Company and its Subsidiaries of the transactions contemplated by this Agreement and the Ancillary Agreements, except for such other consents, approvals, orders, authorizations, registrations, declarations and filings (i) as are set forth in Schedule 4.3.3; (ii) as may be required under (A) the HSR Act, (B) Laws requiring transfer, recordation or gains tax filings, (C) Environmental Laws or (D) the Blue Sky Laws of various states, to the extent applicable; or (iii) which, if not obtained or made, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or prevent or delay in any material respect the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.4                                   Financial Statements; Undisclosed Liabilities.

Section 4.4.1                                                 Schedule 4.4.1 contains the Audited Financial Statements.  The audited consolidated balance sheets of the Company and its consolidated Subsidiaries as of December 31, 2009 and 2008, and the audited consolidated statements of income and cash flows of the Company for the twelve (12) months ended December 31, 2009 and 2008 (the “Company Audited Financial Statements”), and the Company Audited 2010 Financial Statements, when delivered pursuant to Section 6.13, (i) have been or (when delivered) will be, as the case may be, prepared in accordance with GAAP, applied on a consistent basis during the periods involved, except for changes in accounting principles required by GAAP as expressly disclosed therein (including the notes thereto) and (ii) fairly present or (when delivered) will fairly present, as the case may be, in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries, as of the dates and for the periods presented therein.  The audited consolidated balance sheets of PropCo and its consolidated Subsidiaries as of December 31, 2009 and 2008 and as of September 30, 2010, and the audited consolidated statements of income and cash flows of PropCo and its consolidated Subsidiaries for the twelve (12) months ended December 31, 2009 and 2008 and the nine (9) months ended September 30, 2010 (together, the “PropCo Audited Financial Statements” and, together with the Company Audited Financial Statements, the “Audited Financial Statements”) and the PropCo Audited 2010 Financial Statements, when delivered pursuant to Section 6.13, (i) have been or (when delivered) will be, as the case may be, prepared in accordance with GAAP, applied on a consistent basis during the periods involved, except for changes in accounting principles required by GAAP as expressly disclosed therein (including the notes thereto) and (ii) fairly present or (when delivered) will fairly present, as the case may be, in all material respects the consolidated financial position, results of operations and cash flows of PropCo and its consolidated Subsidiaries, as of the dates and for the periods presented therein.

Section 4.4.2                                                 The unaudited consolidated balance sheet as of September 30, 2010 (the “Reference Balance Sheet”), and unaudited statements of income and cash flows for the nine (9) months ended September 30, 2010, in each case for the Company and its consolidated Subsidiaries, and the PropCo Unaudited Q1 2011 Financial Statements and PropCo Unaudited Q2 2011 Financial Statements, if delivered pursuant to Section 6.13, (i) have been or (when delivered) will be, as the case may be, prepared in accordance with GAAP, applied on a consistent basis for the periods involved, except for changes in accounting principles required by GAAP as expressly disclosed therein, and except for normal year-end adjustments and except for the absence of footnotes and (ii) fairly present or (when) delivered will fairly present, as the case may be, in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries, as of the dates and for the periods presented therein.

Section 4.4.3                                                 Except (i) for Liabilities or obligations to the extent reflected or reserved against in the Reference Balance Sheet, (ii) for Liabilities or obligations incurred since September 30, 2010 in the ordinary course of business and consistent with past practice, (iii) as otherwise set forth on Schedule 4.4.3, and (iv) for Liabilities reflected in the Closing Date Tax Amount and Closing Date Indebtedness, there are no material Liabilities of the Company and its Subsidiaries (other than Liabilities under Contracts disclosed on Schedule 4.16.1, except for any Liabilities arising from a breach thereof) that would, individually or in the aggregate, reasonably be expected to result in Damages in excess of $10,000,000.

Section 4.5                                   Absence of Certain Changes or Events. Except as set forth in Schedule 4.5, since September 30, 2010 (the “Reference Balance Sheet Date”), except as contemplated by this Agreement and the Ancillary Agreements, the business of the Company has been conducted in the ordinary course of business consistent with past practice.  Except as disclosed in Schedule 4.5, since the Reference Balance Sheet Date there has not been (i) any circumstance, event, occurrence, change or effect that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, or (ii) on or prior to the date of this Agreement, any other action or omission by the Company or any of its Subsidiaries which, if occurring during the period from the date of this Agreement through the Closing without the consent of Parent, would constitute a material breach of the covenants set forth in Section 6.1 (other than Section 6.1.6 Section 6.1.8, Section 6.1.9, Section 6.1.11 and, with respect thereto, Section 6.1.15).

Section 4.6                                   Litigation.  Except as disclosed in Schedule 4.6, as of the date of this Agreement (i) there is no suit, action, investigation or proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries that (A) individually, if determined or resolved adversely, would reasonably be expected to result in any Liabilities exceeding $10,000,000 (after taking into consideration any insurance or third party proceeds which have been or would reasonably be expected to be received in connection with such suit, action, investigation or proceeding) or (B) in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, nor (ii) is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have any effect set forth in clause (A) or (B) above.

Section 4.7                                   Properties.

Section 4.7.1                                                 Schedule 4.7.1 sets forth (i) a complete and correct list of (A) the REIT Facilities, (B) the street address of each REIT Facility, (C) the licensed capacity of each REIT Facility, (D) a listing of any Material Lease at each REIT Facility, and (E) the REIT Entity that owns, leases or subleases the REIT Real Property with respect to each such REIT Facility and (ii) whether each parcel of REIT Real Property is owned in fee simple or held pursuant to a ground leasehold or other real property interest (the “Leased REIT Real Property”). Except as set forth on Schedule 4.7.1, no REIT Entity leases, subleases or otherwise permits the occupancy by any third party of all or any portion of any REIT Real Property other than (I)(A) to one or more residents in their capacity as such, or (B) to one or more commercial tenants which provide services to residents at a REIT Facility under a commercial lease or occupancy agreement, including the Material Leases, which, in the case of each such lease, sublease, or occupancy agreement, would be permitted under or pursuant to the terms of the Lease Agreement if effective (the “Permitted Lease Agreement Subleases”), (II) cellular towers, oil-and-gas leases, and similar leases, subleases or occupancy agreement which would not reasonably be expected to have a material adverse effect on the use, occupancy or operation of such REIT Facility as a Senior Living Facility consistent with past practice or materially adversely affect the value of such REIT Facility, and (III) the existing leases or subleases between the OpCo Entities and the REIT Entities, all of which shall be terminated at immediately prior to Closing. No REIT Entity owns, leases, or subleases any Real Property other than the Real Property associated with the REIT Facilities.

Section 4.7.2                 Each REIT Entity designated on Schedule 4.7.1 as an owner, leaseholder, or subleaseholder of any REIT Real Property is the record owner, leaseholder, or subleaseholder of such REIT Real Property and has good and marketable fee simple title to, or holds a valid leasehold interest in, the REIT Real Property, in each case free and clear of all Encumbrances (except for Permitted Encumbrances).  Each REIT Subsidiary’s fee simple or leasehold title in its REIT Real Property is insured pursuant to an Existing Title Policy and, to the Knowledge of the Company and its Subsidiaries, (i) each Existing Title Policy is in an amount reasonably sufficient as of the date of policy issuance to provide a full recovery in the event of a total loss of title and is in full force and effect and (ii) no claim has been made thereunder.  The Company has delivered or made available to Parent an accurate copy of each Existing Title Policy.

Section 4.7.3                 Except as set forth on Schedule 4.7.3, each REIT Facility:

(a)                                  is supplied with utilities and other services adequate for the operation of such REIT Facilities;

(b)                                 is in working order sufficient for the ordinary course operation of such REIT Facility by an OpCo Entity consistent with past practice, subject only to normal wear and tear, and is free from any material structural defects;

(c)                                  is adequate and suitable for the ordinary course operation of such REIT Facility by an OpCo Entity consistent with past practice;

(d)                                 has sufficient access to and from publicly dedicated streets or valid easements for its current use and operations, without any constraints that interfere with the normal use, occupancy and operation thereof;

(e)                                  is in compliance with existing zoning, land use, or similar Laws; and

(f)                                    is assessed by local property assessors as a tax parcel or parcels separate from all other tax parcels.

Section 4.7.4                 There are no pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened condemnation proceedings relating to any REIT Real Property that reasonably would be expected to have a material adverse effect on the use, occupancy or operation of any REIT Facility as a Senior Living Facility consistent with past practice or materially adversely affect the value of such REIT Facility.  Except as set forth on Schedule 4.7.4, there are no outstanding agreements, contracts, commitments, options, or rights of first refusal granted to third parties to purchase any REIT Facility, or any portion thereof of interest therein. There are no pending proceedings initiated by or on behalf of any Company or any of its Subsidiaries to change or redefine the zoning or land use classification or all or any portion of any REIT Facility and neither the Company nor any of its Subsidiaries has received written notice of, and, to the Knowledge of the Company or any of its Subsidiaries, there is no proposed proceeding of such kind in each case that reasonably would be expected to have a material adverse effect on the use, occupancy or operation of any REIT Facility as a Senior Living Facility consistent with past practice.

Section 4.7.5                 Schedule 4.7.5 lists, as of the date of this Agreement, (a) each material renovation or construction project with aggregate projects in excess of $2,000,000 currently being performed at any REIT Real Property (the “Construction Projects”), and (b) the budgeted cost to complete each Construction Project.  None of the Companies or any of its Subsidiaries has received written notice of material default by it of any obligation with respect to the Construction Projects and, to the Knowledge of the Company and its Subsidiaries, the general contractors obligated to complete any of the Construction Projects are not in material default with respect to such obligations.

Section 4.7.6                 Set forth in Schedule 4.7.6 is a complete and correct list of all ground leases relating to the REIT Real Property (the “Ground Leases”). Except as set forth in Schedule 4.7.6, through the date hereof, the Company has no Knowledge of delivery or receipt of any written notice of termination under any Ground Lease as a result of any default that remains uncured.  The landlord under each Ground Lease does not have any outstanding options or rights to terminate any Ground Lease prior to the expiration of the term thereof (except for termination rights following a casualty, condemnation, default or similar event or any other rights under the applicable Ground Lease that are not currently exercisable and which will not be exercisable as a result of the transactions contemplated by this Agreement and/or the Ancillary Agreements).  Neither the Company nor any of its Subsidiaries has received a written notice that it is in material violation of or in default under (nor, to the Knowledge of the Company, does there exist any such material violation or default or any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Ground Lease that remains uncured. Each Ground Lease is in full force and effect in all material respects and is binding and enforceable against the REIT Entities, as applicable, and, to the Knowledge of the Company, each other party thereto.  The Company has delivered or made available to Parent and Buyer correct and complete copies of all Ground Leases, including all material amendments, modifications, supplements, renewals, extensions and guarantees related thereto, in effect as of the date hereof.

Section 4.7.7                 A REIT Entity has valid title to or valid leasehold interest in all material FF&E and Tangible Personal Property included in the REIT Assets free and clear of all Encumbrances, except for Permitted Encumbrances and Encumbrances that are immaterial or related to debt and encumbrances which do not materially detract from the value of such personal property.

Section 4.7.8                 At the Closing, the REIT Real Property and FF&E and Tangible Personal Property (other than the Assets owned or leased by the OpCo Entities in connection with the operation of the REIT Facilities, a list of which is set forth on Schedule 4.7.8 (the “OpCo FF&E and Tangible Personal Property”)) will constitute all of the material assets, properties and rights reasonably necessary for the REIT Entities to own and triple-net lease such assets to the OpCo Entities in a manner consistent in all material respects with the ownership and triple-net lease of such assets by the REIT Entities to the OpCo Entities as of the date hereof.

Section 4.8                                   Environmental Matters.  Except as set forth in Schedule 4.8, (i) neither the Company nor any of its Subsidiaries has caused or permitted the presence of any Hazardous Materials at, on or under any of the Real Property of the Company or its Subsidiaries except as in material compliance with applicable Environmental Laws, and except for Hazardous Materials in such quantities or under such conditions that the presence of such Hazardous Materials, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (ii) to the Knowledge of the Company, there have been no Releases or threatened Releases of Hazardous Materials at, on, under or from any Real Property of the Company or its Subsidiaries during the period of ownership, operation or tenancy, which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect; (iii) the Company and its Subsidiaries have complied in all material respects with applicable Environmental Law, and neither the Company nor any Subsidiary has Liability under the Environmental Laws, except to the extent that any such failure to comply or any such Liability, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (iv) the Company and its Subsidiaries have been duly issued, and currently have and will maintain through the Closing Date, all permits, licenses, certificates and approvals required under any Environmental Law (collectively, the “Environmental Permits”) necessary to operate the business of the Company as currently operated except where the failure to obtain and maintain such Environmental Permits, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (v) there is no suit, action, investigation or proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries directly relating to or involving the business of the Company or any assets of the Company pursuant to any Environmental Law that, individually or in the aggregate, if determined or resolved adversely, would reasonably be expected to have a Company Material Adverse Effect. Notwithstanding any other representation or warranty herein, the representations and warranties in Section 4.4, Section 4.5, and this Section 4.8 constitute the sole representations and warranties by the Company with respect to compliance with or any other matter relating to any Environmental Law, Hazardous Materials, Environmental Permits or litigation relating thereto.

Section 4.9                                   Affiliate Transactions; Intercompany Liabilities.  Except as set forth in Schedule 4.9, and except for Contracts that will be terminated prior to the Closing in accordance with the Reorganization Agreement, there are no material understandings, arrangements or Contracts, including those providing for sales, purchases, leasing, subleasing, licensing or sublicensing of material goods or services, or Indebtedness for Borrowed Money, between any of the REIT Entities, on the one hand, and any OpCo Entity or any of their respective current directors, officers or other Affiliates (other than the Subsidiaries of the Company), on the other hand.

Section 4.10                            Employee Benefits

Section 4.10.1                                          Schedule 4.10.1 lists each Company Employee Plan in effect as of the date of this Agreement, whether written or oral, for which Parent, Buyer or PropCo has or would reasonably be expected to have material liability. Each such Company Employee Plan that has received a favorable determination letter from the IRS National Office as of the date of this Agreement has been separately identified and, to the Knowledge of the Company, no event has occurred as of the date of this Agreement that would reasonably be expected to adversely affect such favorable determination letter.

Section 4.10.2                                          All Company Employee Plans have been operated in all material respects in compliance with their terms, ERISA, the Code and other applicable Laws.  None of the REIT Entities has engaged in any transaction with respect to any Company Employee Plan subject to ERISA that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject any REIT Entity to any material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

Section 4.10.3                                          (i) No REIT Entity or ERISA Affiliate (as defined below) is subject to, or is reasonably expected to incur, any material liability under Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained, sponsored or contributed to by any of them, or the single-employer plan of any entity that is considered one employer with any REIT Entity under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”), (ii) no notice of a “reportable event” within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to the PBGC Reg. Section 4043.33 or 4043.66, has been required to be filed by the Company or any of its Subsidiaries or any ERISA Affiliate within the twelve (12)-month period ending on the date of this Agreement or will be required to be filed in connection with the transactions contemplated hereunder and (iii) no notices have been required to be sent to participants and beneficiaries of any Company Employee Plan or the PBGC with respect to any Company Employee Plan under Section 302 or 4011 of ERISA or Section 412 of the Code.  At no time within the past six (6) years has the Company or any of its Subsidiaries or any ERISA Affiliate maintained, established, sponsored, participated in, or contributed to, any (A) multiemployer plan (as defined in Section 3(37) of ERISA) or (B) multiple employer plan as defined in ERISA or the Code.

Section 4.10.4                                          All contributions required to be made for any period through the Closing Date under each Company Employee Plan have been or, as applicable, shall be, made in all material respects and, to the extent required by GAAP, all obligations in respect of each Company Employee Plan have in all material respects been properly accrued and reflected in the most recent consolidated balance sheet prior to the date of this Agreement.

Section 4.10.5                                          No REIT Entity has any obligations for retiree health and life benefits under any Company Employee Plan (other than as mandated by applicable Law) or collective bargaining agreement.

Section 4.11                            Employment and Labor Matters.

Section 4.11.1                                          No REIT Entity employs any employees and any services performed for the REIT Entities are performed by the OpCo Entities or independent contractors.

Section 4.11.2                                          Except as set forth in Schedule 4.11.2, (i) there are no suits, charges, grievances or attorney demand letters, pending or threatened, involving employees of the Company and its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union Contract or legally binding commitment to any labor union, and, to the Knowledge of the Company, there are no activities or proceedings involving any labor union to organize or represent any employees of the Company or its Subsidiaries, that, individually or in the aggregate, if successful, would reasonably be expected to have a Company Material Adverse Effect.

Section 4.11.3                                          Company and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, equal employment opportunity, affirmative action, disability and employee leave issues, plant closures and layoffs, and labor relations.

Section 4.12                            Intellectual Property.

Section 4.12.1                                          Except as set forth in Schedule 4.12.1 or as, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i)  the Company or one of its Subsidiaries owns or has the valid right to use all Intellectual Property that is used by the Company or any of its Subsidiaries in the manner in which it is currently used; (ii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has misappropriated, diluted, is infringing upon, or has otherwise violated any Intellectual Property of any third party, (iii) to the Knowledge of the Company, no third party is misappropriating, infringing, diluting or otherwise violating any Intellectual Property owned by any of the Company or its Subsidiaries, and no such claims have been asserted or threatened in writing against any third party by the Company or its Subsidiaries in the past three (3) years; (iv) the Company and its Subsidiaries have taken reasonable actions to protect and maintain the Intellectual Property that is used by the Company or any of its Subsidiaries, and (v) there are no claims, suits or other actions pending or, to the Knowledge of the Company, threatened, nor have any such claims been asserted or threatened in the past three (3) years, that seek to limit or challenge the validity, enforceability, ownership, or right to use, sell or license the Intellectual Property owned by the Company or any of its Subsidiaries, or the right to use or license any Intellectual Property that the Company or any of its Subsidiaries uses or holds for use but does not own, nor, to the Knowledge of the Company, is there any valid basis therefor.

Section 4.12.2                                          Each of the Company and its Subsidiaries has at all times materially complied with all applicable Laws, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personal information collected, used, or held by the Company or its Subsidiaries and no claims have been asserted or threatened against the Company or its Subsidiaries with respect thereto.

Section 4.13                            Taxes.

Section 4.13.1                                          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company, the Subsidiaries of the Company, OpCo and the OpCo Subsidiaries (A) has timely filed (or has had timely filed on its behalf) all Tax Returns required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so) and all such Tax Returns are accurate and complete in all respects, (B) has paid (or the Company has paid on its behalf or will designate as a portion of the Estimated Closing Date Tax Amount) all Taxes of it (whether or not shown on any Tax Return) that are due and payable, (C) has complied in all respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3111, and 3402 of the Code or any similar provision of Law), (D) is not the subject of any pending audit, examination, or other proceeding in respect of material Taxes, and to the Knowledge of the Company, no audit, examination or other proceeding in respect of material Taxes is being considered by any Tax authority, (E) does not have deficiencies for any Taxes that have been proposed, asserted or assessed against it or any Affiliate (to the extent that any REIT Entity could be held liable for such Taxes) that will not have been fully paid prior to the Closing Date (including any applicable interest charges, penalties or other additions to Taxes), and no requests for waivers of the time to assess any such Taxes have been agreed to or are pending, and (F) is not the subject of a claim that has been made by any Tax authority, in a jurisdiction where it does not file a Tax Return, stating that such entity is or may be subject to taxation by that jurisdiction for Taxes that would be covered by or the subject of such Tax Return, which claim has not been fully paid or settled to the satisfaction of such Tax authority, (ii) the Reference Balance Sheet reflects an adequate reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all unpaid Taxes of the REIT Entities for all taxable periods and portions thereof through the Reference Balance Sheet Date, (iii) there are no Encumbrances for Taxes (other than for current Taxes not yet due and payable or Taxes being the validity or amount of which is contested in good faith by appropriate proceedings, which proceedings are listed in Schedule 4.13.1) on any assets of the REIT Entities and (iv) no REIT Entity has engaged in any transaction that has given rise to or would reasonably be expected to give rise to a disclosure obligation as a “listed transaction” under Section 6011 of the Code and the regulations promulgated thereunder.

Section 4.13.2                                          Except as set forth in Schedule 4.13.2, each REIT Entity (other than, from and after the Closing Date, PropCo) that is a partnership, joint venture or limited liability company has been properly treated since its formation and continues to be properly treated for federal and relevant state income tax purposes as a partnership or as an entity that is disregarded for federal income tax purposes and not as a corporation or an association taxable as a corporation.

Section 4.13.3                                          None of the REIT Entities nor any predecessors of such entities by merger or consolidation has within the past three (3) years been a party to a transaction intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as it relates to Section 355 of the Code.

Section 4.13.4                                          Except as set forth on Schedule 4.13.4, none of the REIT Entities is or will be required to include in income any material adjustment pursuant to Section 481(a) of the Code (or similar provision of state, local or foreign Law) by reason of a change in accounting method or as a result of the transactions contemplated hereby.  None of the REIT Entities will be required to include any item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion of a Straddle Period) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, or (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign income Tax Law).

Section 4.13.5                                          Except as set forth on Schedule 4.13.5, none of the Company, any Subsidiary of the Company, OpCo or any Subsidiary of OpCo, (x) has been a member of an affiliated group filing a consolidated Income Tax Return (other than a group the common parent of which was the Company or a wholly owned Subsidiary of the Company) for any taxable period for which the relevant statute of limitations has not expired, (y) is a party to any Tax protection or Tax-sharing agreement (other than arrangements between or among the Company and any of its Subsidiaries) or (z) has liability for the Taxes of any Person other than it and/or its Subsidiaries, as of the date of this Agreement, pursuant to Treasury Regulations Section 1.1502-6 (or similar provision in state or local Law), by Contract, as a transferee or successor, or otherwise.

Section 4.13.6                                          Immediately after the transactions contemplated by the Reorganization Agreement and this Agreement, the remaining aggregate current and accumulated earnings and profits of the Company and its Subsidiaries accumulated through the “non-REIT year” (within the meaning of Section 857(a)(2) of the Code) ending on the Closing Date will not exceed $0.

Section 4.13.7                                          Not less than 58% of the interests in the Carlyle Funds (as measured by capital) is held directly or indirectly through entities that are flow-through entities for U.S. federal income tax purposes by investors who are corporations for U.S. federal income tax purposes. The Carlyle Funds have informed the Company in writing of the information contained in the foregoing sentence.

Section 4.14                            No Brokers.  Except for JPMorgan Chase & Co., whose fees are solely payable by the Company or any of its Subsidiaries, no broker or other person is entitled to any broker’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.15                            Compliance with Laws; Permits.  Except as set forth in Schedule 4.15, since December 31, 2007, neither the Company nor any of its Subsidiaries has violated or failed to comply with all Laws applicable to its business or operations, except in each case to the extent that such violation or failure, individually and in the aggregate, would not reasonably be expected to result in Damages in excess of $10,000,000.00.  Each of the Company and its Subsidiaries own and/or possess all permits, licenses, variances, authorizations, exemptions, orders, registrations, franchises, consents and approvals of all Governmental Entities (the “Permits”) which are required for its businesses, activities and operations, except where the absence of such Permits, individually and in the aggregate, would not reasonably be expected to result in Damages in excess of $10,000,000.00. The Company and its Subsidiaries have been in compliance in all respects with the terms of such Permits, except for such instances of non-compliance which have been cured or which, individually and in the aggregate, would not reasonably be expected to result in Damages in excess of $10,000,000.00.  All such Permits are in full force and effect and neither the Company nor any of its Subsidiaries has received notice that any suspension, modification or revocation of any of them is pending or, to the Knowledge of the Company, threatened nor, to the Knowledge of the Company, do any grounds exist for any such action, except for such suspensions, modifications or revocations that, individually and in the aggregate, would not reasonably be expected to result in Damages in excess of $10,000,000.00.  All material applications required to have been filed for the renewal of the Permits have been duly filed with the appropriate Governmental Entity, and all other material filings required to have been made with respect to such Permit have been duly made on a timely basis with the appropriate Governmental Entity, except for such instances of failure to file that, individually or in the aggregate, do not have a Company Material Adverse Effect.

Section 4.16                            Contracts.

Section 4.16.1                                          Schedule 4.16.1 sets forth a true and complete list of each Contract to which any REIT Entity is a party or which binds the REIT Assets, and falls within any of the following categories:  (i) Contracts for any construction work (including any additions or expansions) which are currently in effect and under which any REIT Entity currently has an obligation in excess of $1,500,000; (ii) Contracts providing for (A) the sale, lease, or sublease (with respect to leases and subleases, excluding (1) any Permitted Lease Agreement Sublease (other than a Material Lease), (2) any cellular towers, oil-and-gas leases, and similar leases, subleases or occupancy agreement which would not reasonably be expected to have a material adverse effect on the use, occupancy or operation of the affected REIT Facility as a Senior Living Facility consistent with past practice or materially adversely affect the value of such REIT Facility) and (3) any existing lease or sublease between the REIT Entities and the OpCo Entities, option to do any of the foregoing, or right of first refusal or offer with respect to any rights of the Company or any of its Subsidiaries in any REIT Real Property or, other than sales of inventory, consumables or FF&E and Tangible Personal Property in the ordinary course of business consistent with past practice, other material assets of the REIT Entities or (B) the purchase of (other than with respect to fixtures and capital improvements), or option to purchase or right of first refusal or offer for, any real estate by a REIT Entity involving (in the case of clause (B)) payments of $1,500,000 or more; (iii) Contracts pursuant to which the Company or any of its Subsidiaries has any material continuing contractual obligation (A) for indemnification or otherwise under any agreements relating to the sale of real estate, or any other business or material assets, previously owned, whether directly or indirectly, by the Company or any of its Subsidiaries if such Contracts are likely to involve a Liability of $1,500,000 or more or (B) to make payments, contingent or otherwise, on account of or arising out of prior acquisitions or sales of any of the REIT Real Property in any case in excess of $1,500,000); (iv) the Ground Leases; (v) loan or credit agreements, notes, bonds, mortgages, indentures, guarantee or any other Contracts pursuant to which any Indebtedness for Borrowed Money is outstanding or may be incurred; (vi) partnership, limited liability company, joint venture, strategic alliance or other similar Contracts or arrangements with respect to the ownership or governance of, or otherwise with respect to the Equity Interests representing ownership of, a REIT Entity not wholly-owned by another REIT Entity; (vii) Contracts (other than this Agreement and the Ancillary Agreements) that materially restrict the operations of the REIT Business as currently conducted or, at or after the Closing, would otherwise limit the freedom of Parent or Buyer or any REIT Entity to own or lease any facility or otherwise conduct its operations in any geographic area; (viii) employment or consulting agreement requiring payment by the REIT Entities in excess of $250,000 in any calendar year remaining in its term; (ix) Contracts containing an active and effective covenant not to compete or standstill that prohibits or materially restricts the ability of the REIT Entities, directly or indirectly, to compete in any line of business or with any Person; (x) operating leases of tangible personal property requiring payment by the REIT Entities in excess of $150,000 in any calendar year remaining in its term; (xi) Contracts for the purchase of supplies or products which requires performance over a period of more than one (1) year and the payment of an amount in excess of $500,000 in any calendar year; (xii) management agreements (i.e., Contracts providing for the management and/or operation of any REIT Facility, and specifically excluding management agreements between two or more of the REIT Entities or any Contract to be terminated prior to Closing); (xiii) captive insurance Contracts; (xiv) Contracts with or for the benefit of any Governmental Entity requiring payment in excess of $250,000 in any calendar year remaining in its term; (xv) Contracts requiring the REIT Entities to provide any funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in any other person (other than between two or more of the REIT Entities); (xvi) Contracts involving swaps, forwards, futures, options, caps, floors or collar financial contracts, or any other interest-rate or foreign currency hedge or protection contract, other than any such Contract under which the contractual obligations included therein do not exceed $1,000,000 in the aggregate; (xvii) Contracts set forth or required to be set forth in Section 4.9; (xviii) Contracts with any labor union or other employee organization with respect to the employees of the REIT Entities or with respect to the Company’s or any of its Subsidiaries’ employees at any REIT Facility; (xix) material licenses of Intellectual Property (a) from any the Company or any of its Subsidiaries to any third party or (b) to the Company or any of its Subsidiaries from any third party (other than Contracts to be terminated prior to Closing and licenses for off-the-shelf software); (xx) Contracts material to the REIT Business, taken as a whole, except for any such Contract that may be canceled, without any material penalty or other liability to any REIT Entity, upon notice of ninety (90) days or less.  Each Contract of the type described in this Section 4.16.1 is referred to herein as a “Company Material Contract.”  True and complete copies of each Company Material Contract have been provided or made available by the Company to Parent and Buyer.

Section 4.16.2                                          Neither the Company nor its Subsidiaries has received any claim of default of any material provision under or cancellation of any Company Material Contract, none of the Company and its Subsidiaries is in material breach or violation of, or default under, any Company Material Contract and no event has occurred that with notice or lapse of time or both would constitute a material violation, breach or default under any Company Material Contract, and to the Knowledge of the Company, no other party is, in any material respect, in breach or violation of, or default under, any Company Material Contract and neither the execution of this

Agreement nor the consummation of the transactions contemplated by this Agreement shall constitute a default under, or give rise to cancellation rights under, or otherwise adversely affect any of the Company or its Subsidiaries’ material rights under any Company Material Contract, and except to the extent such Company Material Contract has expired in the ordinary course of business in accordance with its terms after the date of this Agreement, each Company Material Contract is in full force and effect and is binding and enforceable against the Company and its Subsidiaries, as applicable, party thereto and, to the Knowledge of the Company, each other party thereto.

Section 4.17                            Guarantees; Letters of Credit.  Set forth in Schedule 4.17 is a correct and complete list of all Liabilities of the REIT Entities under any guaranty, letter of credit, comfort letter, surety bond and/or other credit support provided by any of the REIT Entities in support of any Liability of any person (other than a REIT Entity) in excess of $500,000 or, with respect to such items of credit support that do not involve any financial obligation, a value of $1,000,000.

Section 4.18                            Insurance.  Schedule 4.18 contains a correct and complete list as of the date of this Agreement of all material insurance policies (except title insurance) and fidelity bonds owned or held by the Company or its Subsidiaries (the “Insurance Policies”).  There is no claim in excess of $500,000 by the Company or any of its Subsidiaries relating to the REIT Real Property and the FF&E and Tangible Personal Property that is pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. Except as, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) all premiums payable under all such policies and bonds have been timely paid, (ii) the Company and its Subsidiaries have complied in all material respects with the terms and conditions of all such policies and bonds, (iii) such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) have been in effect since January 1, 2010 and/or have been renewed at expiration and remain in full force and effect as of the date hereof, (iv) such policies and bonds, in the aggregate, cover all of the assets of the Company and its Subsidiaries, (v) except as set forth in Schedule 4.18, such policies and bonds are sufficient for compliance with all requirements under any Company Material Contracts or Laws, or to which any of the applicable insured Assets of the Company or its Subsidiaries is subject and (vi) to the Knowledge of the Company, there is no threatened termination any such policies or bonds.

Section 4.19                            Required Vote.  The affirmative vote of (i) the holders of a majority of the outstanding shares of Company Common Stock, (ii) each holder of shares of Company Common Stock entitled to vote thereon with respect to the conversion of the Company into a limited liability company in accordance with the Reorganization Agreement or, if such approval is not obtained prior to the Closing, the holders of a majority of the outstanding shares of Company Common Stock approving the merger of the Company pursuant to which the surviving corporation is a limited liability company, which shall have been obtained and delivered to Buyer (the “Conversion Approval”), and (iii) the sole holder of PropCo Interests to approve the Purchase are the only votes required of the holders of any class or series of capital stock or other Equity Interests of the Company or any of its Subsidiaries to approve and adopt this Agreement and the transactions contemplated hereby (the “Company Approval”).

Section 4.20                            Solvency.  Immediately prior to, and immediately after, the Closing, OpCo will be solvent.  At or prior to the Closing, the Company shall provide to Parent a complete and correct copy of any valuation analysis of OpCo prepared by any nationally recognized valuation firm or similar expert (and such analysis shall conclude at a minimum that immediately prior to and after the Closing, OpCo is and will be solvent).

Section 4.21                            Books and Records.  The financial books and records of the Company and each of its Subsidiaries (relating in whole or in part to any REIT Entity) are complete and correct in all material respects for the periods for which they exist and accurately reflect the transactions to which the Company and each of its Subsidiaries (to the extent relating to any REIT Entity) is a party or by which the REIT Assets are bound. The minute books of the Company and each of its Subsidiaries (relating in whole or in part to any REIT Entity or the business conducted thereby) contain records that are accurate and complete in all material respects of all meetings held of, and action taken by, stockholders of the Company and each of its Subsidiaries, the board of directors (or equivalent body) of the Company and each of its Subsidiaries and any committees of the board of directors (or equivalent body) of the Company and each of its Subsidiaries; provided, however, that no representation or warranty is given under this Section 4.21 with respect to (i) for each entity, the minutes of any meeting taking place subsequent to the date of the last meeting for which minutes of that entity’s board have been provided or (ii) the extent to which any minutes are complete with respect to information believed by the Company to be strategic, confidential or sensitive with respect to the OpCo Business.  At, or within a reasonable period following, the Closing, all of the books and records related to the REIT Entities or the business conducted thereby will be in the possession or control or available to (including for copying) the REIT Entities.

Section 4.22                            Investment Company Act of 1940.  None of the Company or any of its Subsidiaries is, or at the Closing will be, required to be registered under the Investment Company Act of 1940, as amended.

Section 4.23                            OFAC.  No stockholder of the Company and to the Knowledge of the stockholders of the Company, no Person that owns an equity interest in any stockholder of the Company is (i) listed on the Specially Designated Nationals and Blocked Persons List or any other similar list maintained by the Office of Foreign Assets Control, United States Department of the Treasury, pursuant to any authorizing statute, executive order or regulation, (ii) a “specially designated global terrorist” or other Person listed in Appendix A to Chapter V of 31 C.F.R., as the same has been from time to time updated and amended or (iii) a Person either (A) included within the term “designated national” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (B) designated under Section 1(a), 1(b), 1(c) or 1(d) of Executive Order No. 13224, 66 Fed. Reg. 49079 (published September 25, 2001) or a Person similarly designated under any related enabling legislation or any other similar Executive Orders. No stockholder of the Company is restricted or prohibited from entering into this Agreement (either directly or indirectly) by any United States federal or state law, executive order of the President of the United States or any rule, regulation or other promulgation of any Governmental Entity.

Article 5.
Representations and Warranties of Parent

Except as set forth in the disclosure schedule that has been prepared by Parent and delivered by Parent to the Company in connection with the execution and delivery of this Agreement, or as disclosed in Parent SEC Documents filed with, or furnished to, as applicable, the SEC prior to the date of this Agreement, each of Parent and Buyer hereby, jointly and severally, represents and warrants to the Company that:

Section 5.1                                   Organization, Standing and Power.

Section 5.1.1                                                 Each of Parent and Buyer is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as applicable.  The charter of Parent (the “Parent Certificate”), the certificate of formation, as amended and supplemented, of Buyer (the “Buyer Certificate”) are valid and in full force and effect. Parent and each of its Subsidiaries has all requisite corporate or other power and authority to own, operate, lease and encumber its properties and carry on its business as now being conducted. Each of Parent and Buyer is duly qualified or licensed to do business as foreign corporations and are in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually and in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.1.2                                                 Parent has made available to the Company complete and correct copies of the Parent Certificate, the bylaws of Parent (the “Parent Bylaws”), the Buyer Certificate and the limited liability company agreement of Buyer (the “Buyer Limited Liability Company Agreement”), in each case, as amended, restated or supplemented to the date of this Agreement. Parent and Buyer are not in violation of any provision of the Parent Certificate, the Parent Bylaws, the Buyer Certificate or the Buyer Limited Liability Company Agreement, except where such violation would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.2                                   Capital Structure.

Section 5.2.1                                                 As of the date hereof, the authorized capital stock of Parent consists of 750,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”).  As of the date hereof, of the authorized Parent Preferred Stock, 4,140,000 shares are 7.25% Series E Cumulative Redeemable Preferred Stock (“Series E Preferred Stock”) and 7,820,000 shares are 7.1% Series F Cumulative Redeemable Preferred Stock (“Series F Preferred Stock”).  At the close of business on December 10, 2010, there were 324,895,064 shares of Parent Common Stock were duly authorized, validly issued and outstanding.  The outstanding shares of Parent Common Stock are fully paid and nonassessable.  As of the date of this Agreement, 11,820,000 shares of Parent Preferred Stock were issued and outstanding (consisting of 4,000,000 of 7.25% Series E Preferred Stock and 7,820,000 of 7.1% Series F Preferred Stock).

Section 5.2.2                                                 All outstanding shares of Parent Common Stock and Parent Preferred Stock are duly authorized, validly issued, fully paid and nonassessable and free of preemptive or similar rights under Law, the Parent Certificate or Parent Bylaws and any Contract or instrument to which Parent is a party or by which it is bound.

Section 5.3                                   Authority; Noncontravention; Consents.

Section 5.3.1                                                 Each of Parent and Buyer has all necessary corporate or other power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby to be consummated by Parent and Buyer.  The execution and delivery by Parent and Buyer of this Agreement and each Ancillary Agreement to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation by it of the transactions contemplated hereby and thereby to be consummated by it have been duly and validly authorized by all necessary action and no other proceedings on the part of Parent and Buyer and no votes by any holder of Equity Interests in Parent and Buyer are necessary to authorize this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby and thereby.  This Agreement and each Ancillary Agreement has been, or  (in the case of Ancillary Agreements executed after the date hereof) will be, when executed, duly authorized and validly executed and delivered by Parent and Buyer party thereto and constitutes or will (in the case of Ancillary Agreements executed after the date hereof) constitute, when executed, a legal, valid and binding obligation of Parent and Buyer, enforceable against Parent and Buyer in accordance with its terms.

Section 5.3.2                                                 Except as set forth in Schedule 5.3.2, the execution and delivery of this Agreement and the Ancillary Agreements by Parent and its Subsidiaries do not and the consummation of the transactions contemplated by, and performance of their respective obligations under, this Agreement and the Ancillary Agreements and compliance by Parent and its Subsidiaries with the provisions hereof and thereof, will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, result in a material increase in payment obligations thereunder, or result in the creation of any Encumbrance upon any of the Assets of Parent or any of its Subsidiaries under, (i) the Parent Certificate or the Parent Bylaws or the other organizational documents of any Parent Subsidiary, each as amended, restated or supplemented, (ii) any loan or credit agreement, note, bond, mortgage, indenture, merger or other acquisition agreement, reciprocal easement agreement, lease or other Contract, instrument, permit, concession, franchise or license applicable to Parent or any of its Subsidiaries, or their respective Assets or (iii) subject to the governmental filings and other matters referred to in Section 5.3.3, any Laws applicable to Parent or any of its Subsidiaries or their respective Assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights, losses or Encumbrances that, individually and in the aggregate, would not reasonably be expected to (x) have a Parent Material Adverse Effect or (y) prevent or delay in any material respect the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 5.3.3                                                 No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to

Parent, or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Ancillary Agreements by Parent or any of its Subsidiaries or the consummation by Parent or its Subsidiaries of the transactions contemplated by this Agreement and the Ancillary Agreements, except for such other consents, approvals, orders, authorizations, registrations, declarations and filings necessary (A) for the ownership of PropCo’s assets following the Closing in the manner contemplated by this Agreement, (B) as may be required under (i) (A) the HSR Act, (B) the rules and regulations of the Exchange, (C) Laws requiring transfer, recordation or gains Tax filings, (D) Environmental Laws or (E) Blue Sky Laws, to the extent applicable; or (ii) which, if not obtained or made, individually and in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or prevent or delay in any material respect the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements or otherwise prevent Parent or any of its Subsidiaries from performing its or their respective obligations under this Agreement or the Ancillary Agreements in any material respect.

Section 5.4                                   SEC Filings; Financial Statements.

Section 5.4.1                                                 Except as set forth in Schedule 5.4.1, Parent and its Subsidiaries have timely filed or otherwise furnished (as applicable) with the SEC all forms, reports, schedules, statements and other documents (as supplemented and amended since the time of filing, collectively, the “Parent SEC Documents”) required to be filed by them since January 1, 2008 under the Exchange Act or the Securities Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).  The Parent SEC Documents, including any financial statements or schedules included in the Parent SEC Documents, in each case, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any Parent SEC Document amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) (i) did not (or with respect to Parent SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.  None of the Parent Subsidiaries is currently required to file any forms, schedules, statements, reports or other documents with the SEC.

Section 5.4.2                                                 All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its consolidated Subsidiaries included in the Parent SEC Documents (collectively, the “Parent Financial Statements”) (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of Parent and its consolidated Subsidiaries in all material respects, (ii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position and the results of operations, cash flows and changes in stockholders’ equity of Parent and its consolidated Parent Subsidiaries as of the dates and for the periods referred to therein.

Section 5.5                                   Absence of Certain Changes or Events. Except as disclosed in Schedule 5.5, since September 30, 2010 (the “Parent Financial Statement Date”), there has not been any circumstance, event, occurrence, change or effect that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6                                   Litigation.  Except as reflected on the Parent Financial Statements or as disclosed in Schedule 5.6, there is no suit, action, investigation or proceeding pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries that (i) individually, if determined or resolved adversely, would reasonably be expected to result in a liability exceeding $10,000,000 (after taking into consideration any insurance or third party proceeds which have been or would reasonably be expected to be received in connection with such suit, action, investigation or proceeding) or (ii) in the aggregate, would reasonably be expected to (A) have a Parent Material Adverse Effect or (B) prevent or delay in any material respect the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have any effect set forth in clause (i) or (ii) above.

Section 5.7                                   Affiliate Transactions; Intercompany Liabilities.  Except as set forth in Schedule 5.7 or as otherwise disclosed in Parent SEC Documents filed with the SEC prior to the date of this Agreement, there are no understandings, arrangements or Contracts, including those providing for sales, purchases, leasing, subleasing, licensing or sublicensing of goods, services, tangible or intangible property or joint activities (including any Indebtedness for Borrowed Money), of the type described in Item 404 of Regulation S-K of the Exchange Act between any of Parent on the one hand, and any Parent Subsidiary or any of their respective current directors, officers or other Affiliates or any other individuals who were named executive officers (as such term is used in Regulation S-K of the Exchange Act) of the Company at any time since December 31, 2008 or any relative of any of the foregoing  on the other hand.

Section 5.8                                   Taxes.

Section 5.8.1                                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries (A) has timely filed (or has had timely filed on its behalf) all Tax Returns required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so) and all such Tax Returns are accurate and complete in all respects, (B) has paid (or Parent has paid on its behalf) all Taxes of it (whether or not shown on any Tax Return) that are due and payable and (C) has complied in all respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3111 and 3402 of the Code or any similar provision of Law), (ii) neither Parent nor any Subsidiary of Parent is the subject of any pending audit, examination, or other proceeding in respect of material Taxes, and to the Knowledge of Parent, no audit, examination or other proceeding in respect of material Taxes involving any such entity is being considered by any Tax authority, (iii) no deficiencies for any material Taxes have been proposed, asserted or assessed against Parent, any Subsidiary of Parent or any Affiliate that will not have been fully paid prior to the Closing Date (including any applicable interest charges, penalties or other additions to Taxes), and no requests for waivers of the time to assess any such Taxes have been agreed to or are pending, (iv) no claim has been made by any Tax authority, in a jurisdiction where Parent or the Subsidiaries of Parent do not file a Tax Return, stating that any such entity is or may be subject to taxation by that jurisdiction for Taxes that would be covered by or the subject of such Tax Return, which claim has not been fully paid or settled to the satisfaction of such Tax authority, (v) there are no Encumbrances for Taxes (other than for current Taxes not yet due and payable or Taxes the validity or amount of which being contested in good faith by appropriate proceedings, which proceedings are listed on Schedule 5.8.1) on any Assets of Parent or any Subsidiary of Parent and (vi) neither Parent nor any of its Subsidiaries has engaged in any transaction that has given rise to or would reasonably be expected to give rise to a disclosure obligation as a “listed transaction” under Section 6011 of the Code and the regulations promulgated thereunder.

Section 5.8.2                                                 (i) Parent for all taxable years commencing in the year that Parent first made a REIT tax election under Section 856 of the Code, through the most recent December 31, has elected to be subject to taxation, and has been properly subject to taxation, as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) Parent has operated, and intends to continue to operate, in such a manner as to qualify as a REIT for the taxable year of this Agreement and, if different, the taxable year including the Closing and (iii) Parent has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other taxing authority to Parent’s status as a REIT.

Section 5.9                                   No Brokers.  Except for CSCA Capital Advisors, LLC, whose fees are solely payable by Parent and Buyer or any of their Subsidiaries, no broker or other person is entitled to any broker’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent and Buyer or any of their Subsidiaries.

Section 5.10                            Compliance with Laws; Permits.  Except as disclosed in the Parent SEC Documents filed as of the date hereof, Parent and its Subsidiaries have complied with all applicable Laws and have not received any notice of violation of any such Law, except as would not have a Parent Material Adverse Effect.

Section 5.11                            Contracts.  All Parent Material Contracts have been filed as exhibits to the Parent SEC Documents. Each Parent Material Contract is in full force and effect and is valid, binding and enforceable against Parent and/or its Subsidiaries party thereto, and, to the Knowledge of Parent, each other party thereto in accordance with its terms, except for such failures to be in such full force and effect or to be valid, binding and enforceable as are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries, nor, to the Knowledge of Parent, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Parent Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Parent

Material Adverse Effect. As of the date of this Agreement, none of Parent or any of its Subsidiaries has received any written notice of an event of default pursuant to the terms of any Parent Material Contract, specifically excluding, for this purpose, any notice of an alleged event of default which has since been withdrawn or otherwise remedied and any notice of default which, even if true, does not have an Parent Material Adverse Effect.

Section 5.12                            Insurance.  Parent maintains insurance policies with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent.

Section 5.13                            Bridge Financing.  Parent has delivered to the Company a true, complete and correct copy of the executed credit agreement, dated as of December 13, 2010 (the “Bridge Credit Agreement”), among Parent and the lenders from time to time party to the Bridge Credit Agreement, as lenders (the “Lenders”), pursuant to which the Lenders have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein (the “Bridge Financing”).  Except for any amendments or drafts of amendments that Parent has delivered to the Company, the Bridge Credit Agreement has not been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated, and as of the date hereof, the respective commitments contained in the Bridge Credit Agreement have not been withdrawn or rescinded in any respect. Except for fee letters relating to fees with respect to Bridge Financing and an engagement letter (complete copies of which have been provided to the Company, with only fee provisions, “market flex” provisions and securities demand provisions redacted), as of the date hereof there are no side letters or other agreements, Contracts or arrangements related to the funding of the Bridge Financing other than as expressly set forth in the Bridge Credit Agreement delivered to the Company prior to the date hereof.  Parent has fully paid any and all commitment fees, other fees and deposits in connection with the Bridge Credit Agreement that are payable on or prior to the date hereof, and as of the date hereof, the Bridge Credit Agreement is in full force and effect and is a legal, valid, binding and enforceable obligation of Parent.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Bridge Financing, other than as expressly set forth in or expressly contemplated by the Bridge Credit Agreement.  No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent.  The aggregate proceeds contemplated by the Bridge Credit Agreement, together with cash of Parent and Buyer on hand and/or available under currently existing credit facilities, in each case on the Closing Date, will be sufficient for Parent, Buyer and PropCo to (i) effect, as required, the repayment or refinancing of any outstanding Indebtedness for Borrowed Money of the Company contemplated by this Agreement or the Bridge Credit Agreement (excluding, in any event, the approximately $1 billion of existing Indebtedness for Borrowed Money held by Parent or its subsidiaries that is mezzanine debt issued by one or more of the REIT Entities, which mezzanine debt shall remain outstanding), (ii) pay any and all fees and expenses required to be paid by Parent, Buyer and PropCo in connection with the Purchase and Bridge Credit Agreement and (iii) satisfy all of the other payment obligations of Parent, Buyer and PropCo contemplated hereunder.

Article 6.
Covenants

Section 6.1                                   Conduct of the Company Pending the Closing.  The Company agrees that, between the date of this Agreement and the Closing, except as expressly set forth in this Agreement, the Ancillary Agreements or Schedule 6.1, the Company shall cause the REIT Business to be conducted in the ordinary course of business consistent with past practice, and the Company shall use commercially reasonable efforts to preserve substantially intact the REIT Business and to preserve, in all material respects, the current relationships of the REIT Entities with customers, suppliers, key employees and other persons with which the REIT Entities have significant business relations, and the Company shall not, and shall cause its Subsidiaries not to, take any action that would, as of the Closing Date, cause or result in OpCo being in violation of any of the covenants set forth in the Lease Agreement.  Except as expressly set forth in this Agreement, the Ancillary Agreements or set forth in Schedule 6.1, the Company shall not, and the Company shall cause the REIT Entities to not, between the date of this Agreement and the Closing, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:

Section 6.1.1                                                 with respect to the REIT Business, change in any material manner any of its methods, principles or practices of accounting in effect at the Reference Balance Sheet Date, except as may be required by applicable Law or GAAP;

Section 6.1.2                                                 fail to duly and timely file any material reports, Tax Returns or other material documents required to be filed with Government Entities, subject to extensions permitted by Law;

Section 6.1.3                                                 make or rescind any material Tax election (including, but not limited to, any entity classification election);

Section 6.1.4                                                 except with respect to Indebtedness for Borrowed Money with respect to which all Liabilities are fully discharged at or prior to the Closing, incur, prepay, or refinance any Indebtedness for Borrowed Money that would be a Liability of a REIT Entity or enter into any commitment or contractual obligation to incur, prepay or refinance any Indebtedness for Borrowed Money, other than Indebtedness for Borrowed Money under existing credit facilities;

Section 6.1.5                                                 amend any of the organizational documents of the REIT Entities or change the legal form of the Company, Manor Care, Seller or any REIT Entity;

Section 6.1.6                                                 classify or re-classify, grant or issue, sell, pledge, dispose of, encumber, combine, split, subdivide, redeem or otherwise make any change in the number of issued and outstanding, shares of beneficial interest, capital stock, membership interests, units of limited partnership interest, or other Equity Interests, in each case, of any REIT Entity or authorize any of the foregoing (other than (i) as contemplated by the Reorganization Agreement or (ii) in connection with the exercise of Company Options);

Section 6.1.7                                                 (a) sell, lease, mortgage, assign, subject to Encumbrance (other than Permitted Encumbrances) or otherwise dispose of any of the REIT Entities or any of their respective material assets, except for disposals of inventories, consumables and FF&E and Tangible Personal Property, and, except for obsolete assets, in each case, in the ordinary course of business or (b) make one or more capital expenditures with respect to the REIT Business or REIT Assets which (i)(A) involves the purchase of any real property or the entry into any lease or sublease of real property as tenant or sub-tenant, or (B) is not in connection with a Construction Project, and (ii) is not consistent with the capital expenditure forecasts delivered by the Company to Parent prior to the date hereof.

Section 6.1.8                                                 (i) with respect to the REIT Business, pay, discharge, settle or satisfy any claims or Liabilities other than the payment, discharge, settlement or satisfaction (A) in the ordinary course of business consistent with past practice or (B) in full of claims or Liabilities which involve an amount of Liabilities of the REIT Entities no greater than $750,000 with respect to an individual claim or Liability, or one or more related claims or Liabilities, or $2,000,000 in the aggregate, and do not impose any material Liability on the REIT Entities other than the payment of money or (ii) waive, assign, transfer or release any claims or rights that are REIT Assets and of material value;

Section 6.1.9                                                 enter into any Contract between any REIT Entity on the one hand, and any officer or director of the Company or a Subsidiary of the Company, on the other hand;

Section 6.1.10                                          other than in the ordinary course of business, consistent with past practice, (i) materially amend modify, renew, extend or terminate or waive rights under, compliance with the terms of or breaches under, any Company Material Contract, or (ii) enter into a new Contract that would constitute a Company Material Contract unless such new Contract is terminable by the Company or its applicable Subsidiary without any penalty, premium, termination payment or other Liabilities upon not more than ninety (90) days notice;

Section 6.1.11                                          settle or compromise any material Tax Liability to the extent such settlement or compromise would reasonably be expected to materially reduce the tax basis in any asset of the REIT Entities;

Section 6.1.12                                          modify the general business of the REIT Entities or (in any material sense) the OpCo Entities;

Section 6.1.13                                          with respect to the Company, NewCo 1, Manor Care or the REIT Entities, merge or consolidate itself with any other person, or restructure, reorganize or completely or partially liquidate itself;

Section 6.1.14                                          other than the Dividends (which, notwithstanding anything to the contrary in this Agreement, the Company may declare and pay without Parent’s consent), declare or pay any dividends or other distributions in respect of Equity Interests in the Company payable in cash, stock, property or otherwise;

Section 6.1.15                                          enter into any Contract or other agreement, commitment or arrangement to do any of the foregoing prohibited actions;

Section 6.1.16                                          not enter into, adopt or amend (i) any Company Employee Plan or any other employee compensatory program, policy or arrangement with respect to any employee of any REIT Entity (including any employment agreement (not terminable at will)) or severance or change of control agreement with any employee of the REIT Entities or (ii) any Company Employee Plan for which Parent could be liable following the Closing, except (A) as required by Law, or (B) in the ordinary course of business consistent with past practice; provided that in no event shall any action be taken that would expand the positions eligible for participation in any Company Employee Plan or any other employee compensatory program, policy or arrangement with respect to the employees of the REIT Entities; or

Section 6.1.17                                          not increase the rate of compensation of, or pay or agree to pay any benefit to, any employee of the REIT Entities, except as may be required by applicable Law or by any Company Employee Plan in existence as of the date hereof, hire any employee, or terminate the employment of any employee of the REIT Entities whose aggregate compensation is, as of the date of this Agreement, in excess of $100,000.

Section 6.2                                   Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries in violation of applicable Law.  Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent or any of its Subsidiaries in violation of applicable Law.

Section 6.3                                   Access to Information; Confidentiality.

Section 6.3.1                                                 The Company shall, and shall cause its Subsidiaries to, afford to Parent and its accountants, counsel, consultants, financial advisors and other representatives reasonable access, during normal business hours, in such manner as to not unreasonably interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries, in each case, as such representatives may reasonably request; provided, however, that (i) Parent shall not be permitted to perform any environmental sampling at any real property owned or leased by the Company or any of its Subsidiaries, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions, and (ii) after consultation with Parent, the Company may restrict access and provision of information to the extent the Company reasonably believes (after consultation with counsel) necessary to (A) comply with existing confidentiality agreements with third parties, or (B) preserve legal privilege that the Company or any of its Subsidiaries otherwise would be entitled to assert, if the Company reasonably believes (after consultation with, and in the opinion of, counsel) that undermining such privilege would materially and adversely affect the Company’s position in any pending, or what the Company believes in good faith (after consultation with counsel) is likely to be future, litigation; provided that in each case the parties hereto shall cooperate in good faith to permit disclosure of such information to the extent doing so would not (in the good faith belief of the Company after consultation with counsel) reasonably be likely to (x) result in a violation of the applicable agreement or (y) undermine the applicable privilege.

Section 6.3.2                                                 Parent and the Company shall, and shall cause their respective Subsidiaries to, comply with that certain letter agreement, dated November 12, 2010, by and between Parent and the Company with respect to the confidentiality of information provided to each other (the “Confidentiality Agreement”), including with respect to any information disclosed pursuant to Section 6.3.1 (in the case of Parent) or Section 6.11; provided that Parent’s obligations thereunder shall terminate with respect to the REIT Business as of the Closing.

Section 6.4                                   Appropriate Action; Consents; Filings.  Each of the Company and Parent shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and each Ancillary Agreement, including the Reorganization Transactions, as promptly as practicable, (ii) take all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (iii) obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company, as the case may be, or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including those in connection with the HSR Act, including to the extent necessary in connection with the transactions contemplated hereby), in connection with the authorization, execution and delivery of this Agreement and each Ancillary Agreement and the consummation of the transactions contemplated herein and therein, including the Purchase, (iv) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and each Ancillary Agreement and the Purchase required under (x) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (y) the HSR Act and (z) any other applicable Law; provided that Parent and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith and (v) obtain all consents, approvals and waivers from third parties reasonably requested by Parent to be obtained in connection with the Purchase.  Each of the Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement and each Ancillary Agreement.

Section 6.5                                   Certain Notices.  From and after the date of this Agreement until the Closing, each party hereto shall promptly notify the other party hereto of (i) the occurrence, or non-occurrence, of any event that would reasonably be expected to cause any condition to the obligations of any party to effect the Purchase and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied or (ii) the material failure of the Company or Parent, as the case may be, to comply with or satisfy any representation, covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement or any Ancillary Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.5, or a party’s knowledge of a breach by the other party hereunder, shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 6.6                                   Public Announcements.  Each of Parent and the Company shall consult with the other before issuing any press release or otherwise making any public statements with respect to the Purchase and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or any listing agreement with the Exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing, Parent may make any public statements with respect to the Purchase in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls and in meetings with lenders or investors in connection with the Bridge Financing and any Capital Markets Financing.

Section 6.7                                   Stock Exchange Listing.  Parent shall promptly prepare and submit to the Exchange a listing application covering the shares of Parent Common Stock to be issued in the Purchase and shall use its reasonable best efforts to cause such shares to be approved for listing on such Exchange, subject to official notice of issuance, prior to the Closing.

Section 6.8                                   Ancillary Agreements.  Each of Parent, the Company and OpCo shall, and shall cause its Subsidiaries to, duly execute and deliver the Ancillary Agreements to which it is contemplated to be a party, except as set forth in Section 6.9 with respect to the Lease Agreement and Guaranty, prior to the Closing.  Prior to the Closing, each of the Company and OpCo shall, in accordance with the terms and subject to the conditions of this Agreement and the Ancillary Agreements, perform and comply with all of their respective obligations under the Reorganization Agreement and shall cause the Reorganization Transactions to occur, to the extent required under the Reorganization Agreement.  Without the prior the written consent of Parent, the Company and OpCo shall not amend, modify, waive or terminate any provision of the Reorganization Agreement.

Section 6.9                                   Lease Agreement and Guaranty.  Immediately before the Closing, any lease agreements between the REIT Entities and the OpCo Entities will be terminated.  Parent and the Company shall take all action necessary such that immediately after the Closing, the Lease Agreement and the Guaranty will be duly executed and delivered by the parties contemplated by Exhibits D and C, respectively.

Section 6.10                            Bridge Financing.

(a)                                 Parent shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable in Parent’s reasonable judgment satisfy all conditions and covenants applicable to Parent in the Bridge Credit Agreement and to obtain the funds contemplated by the Bridge Financing on the terms and conditions described in the Bridge Credit Agreement in an amount necessary to finance the Purchase to the extent such proceeds are not obtained from one or more debt or equity securities offerings (such offerings, collectively, the “Capital Markets Financing”) (it being understood the commitments under the Bridge Financing may be reduced by the amount of any proceeds obtained by Parent from any Capital Markets Financing or asset sales).  Parent shall not permit, without the Company’s consent (which shall not be unreasonably withheld or delayed) any amendment or modification to be made to, or any waiver of any provision or remedy under the Bridge Credit Agreement if such amendment, modification or waiver would (i) reduce the aggregate amount of the Bridge Financing or (ii) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Bridge Financing in a manner that would reasonably be expected to (a) materially delay or prevent the Closing, (b)

make the funding of the Bridge Financing (or satisfaction of the conditions to obtaining the Bridge Financing) less likely to occur or (c) adversely impact the ability of Parent to enforce its rights against the other parties to the Bridge Credit Agreement.  Subject to the limitations set forth in this Section 6.10, Parent may amend the Bridge Credit Agreement and any related fee letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (and affiliates thereof) that have not executed the Bridge Credit Agreement as of the date hereof.  Without limiting the foregoing, Parent shall use commercially reasonable efforts to (i) maintain in effect the Bridge Credit Agreement in accordance with the terms and subject to the conditions thereof (and subject to Parent’s ability to undertake Capital Markets Financings or sales of assets which reduce commitments under the Bridge Credit Agreement), (ii) satisfy all conditions and covenants applicable to Parent in the Bridge Credit Agreement and (iii) cause the Lenders and other persons providing financing under the Bridge Financing to fund the Bridge Financing on the Closing Date to the extent Parent deems it necessary to draw upon the Bridge Financing on the Closing Date. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice:  (A) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default) by any party to the Bridge Credit Agreement or definitive document related to the Bridge Financing of which Parent or its Affiliates becomes aware and (B) of the receipt of any written notice or other written communication from any person with respect to any (x) actual or potential material breach, default, termination or repudiation by any party to the Bridge Credit Agreement or any definitive document related to the Bridge Financing or any provisions of the Bridge Credit Agreement or any definitive document related to the Bridge Financing or (y) material dispute or disagreement between or among any parties to the Bridge Credit Agreement or any definitive document related to the Bridge Financing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Bridge Financing or any definitive agreement with respect thereto); provided that in no event will Parent be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Parent shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege. As soon as reasonably practicable, but in any event within two (2) Business Days after the date the Company delivers Parent a written request, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A) or (B) of the immediately preceding sentence.  If any portion of the Bridge Financing becomes unavailable on the terms and conditions contemplated in the Bridge Credit Agreement and any related fee letter, Parent shall use its commercially reasonable efforts to arrange and obtain alternative financing from alternative sources on terms not materially less favorable, in the aggregate, to Parent, than the terms set forth in the Bridge Credit Agreement and any related fee letter, in an amount sufficient to consummate the transactions contemplated by this Agreement (“Alternative Financing”) as promptly as practicable following the occurrence of such event and the provisions of this Section 6.10 shall apply to such Alternative Financing as though it was the Bridge Financing; provided that Parent shall not be required to arrange for such Alternative Financing or execute any commitment letter or agreement in connection therewith (the “New Commitment”) on terms and conditions which are materially less favorable, in the aggregate, to Parent than those included in the Bridge Credit Agreement and any related fee letter that such New Commitment is replacing; provided, further that Parent shall not be required to arrange for such Alternative Financing or execute any New Commitment in the event that the proceeds from any Capital Markets Financings are sufficient to finance the Purchase on the Closing Date. Notwithstanding anything to the contrary in this Agreement or otherwise, Parent, at Parent’s election, may elect to cause HCP Mezzanine Lender, LLC and HCP Mezzanine Lender TRS, LLC, which are the holders of the REIT Indebtedness comprised of the Fourth Mezzanine Loan, Fifth Mezzanine Loan, Sixth Mezzanine Loan, and Seventh Mezzanine Loan (each as defined in Schedule 1.3 and, collectively, the “HCP Mezzanine Loans”), to waive their rights to prepayment of the HCP Mezzanine Loans and maintain the outstanding loan balances of the HCP Mezzanine Loans as Indebtedness for Borrowed Money which shall survive Closing and be a Permitted Encumbrance on the REIT Assets in all respects.  In connection with any such election, the Company and Company Subsidiaries shall, at the sole expense of Parent, cooperate with Parent’s efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably requested by Parent in connection with such election, including by cooperating with Parent and the servicer, lenders, and administrative agents under any of the loans comprising the REIT Indebtedness to assist in effectuating such election.

(b)                                 If Parent does not cause all Indebtedness under the REIT Indebtedness to be paid in full contemporaneously with the Closing, Parent shall take all actions required for termination of the Bad Acts Guaranty, with no Liability thereunder for the OpCo Entities.

Section 6.11                            Cooperation with Financing.  Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to, at Parent’s sole expense, cooperate as reasonably requested by Parent to assist Parent (a) in causing the conditions in the Bridge Credit Agreement to be satisfied, (b) in completing any Capital Markets Financing on terms and conditions satisfactory to Parent and (c) as otherwise necessary in connection with the Bridge Financing, any Capital Markets Financing and the repayment and/or defeasance or satisfaction and discharge of existing Indebtedness for Borrowed Money, including (i) using commercially reasonable efforts to furnish Parent and its financing sources with financial and other pertinent information regarding the REIT Entities reasonably requested by Parent, (ii) participating in, and causing its senior executive officers to participate in, a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies at reasonable times in connection with the Bridge Financing or any Capital Markets Financing, (iii) assisting Parent in the preparation of customary offering memoranda, bank information memoranda, rating agency presentations and lender presentations relating to the Bridge Financing or any Capital Markets Financing and business projections and pro forma financial statements reasonably necessary in connection with the Bridge Financing or any Capital Markets Financing as reasonably requested by Parent, (iv) cooperating with the marketing efforts of Parent for all or any portion of the Bridge Financing or any Capital Markets Financing, (v) reasonably cooperating with Parent’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Bridge Financing or any Capital Markets Financing, (vi) assisting Parent in obtaining surveys, title insurance, non-invasive environmental assessments, zoning reports, or any other real estate diligence as reasonably requested by Parent, (vii) requesting, and using commercially reasonable efforts, at Parent’s sole cost and expense, to obtain, estoppel certificates from landlords and other third parties, including, without limitation, the landlords under the Ground Leases, as reasonably requested by Parent, (viii) assisting Parent in connection with Parent’s structuring efforts or otherwise assisting Parent in complying with any reasonable structuring requests made of Parent in connection with the Bridge Financing or any Capital

Markets Financing, (ix) requesting its independent accountants to provide assistance and cooperation in the Bridge Financing or any Capital Markets Financing including (A) participating in accounting due diligence, (B) providing necessary consents for their audit reports, and (C) providing customary “comfort letters” and (x) cooperating with Parent’s efforts in connection with the repayment or defeasance of any Indebtedness for Borrowed Money of PropCo and its Subsidiaries; provided, however, in each case, that (a) none of the Company or any of its Subsidiaries shall be required to incur any liability in connection with the Bridge Financing or the Capital Markets Financing other than Liabilities of the REIT Entities arising after the Closing, (b) the Board of Directors of the Company and the directors, members, managers and general partners of the Company’s Subsidiaries (except for the post-Closing Boards of Directors and members of the REIT Entities) shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Bridge Financing is obtained, (c) neither the Company nor any of its Subsidiaries shall be required to execute any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Bridge Financing or the Capital Markets Financing (other than the execution of such documents by the REIT Entities following Closing), and (d) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries.  None of the Company or any of its Subsidiaries shall be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment in connection with the Bridge Financing or the Capital Markets Financing or any of the foregoing other than fees payable by the REIT Entities following the Closing.  Parent shall indemnify and hold harmless the Company, its Subsidiaries, its Affiliates and their respective employees, officers, directors, agents and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Bridge Financing and the Capital Markets Financing (including without limitation any action taken in accordance with Section 6.10 or this Section 6.11) and any information utilized in connection therewith; provided, however, that the foregoing indemnity shall not apply with respect to any liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties resulting from a willful or intentional breach of any representation, warranty, covenant or agreement of the Company or any of its Subsidiaries under this Agreement or any Ancillary Agreement.  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.11.

Section 6.12                            Section 16 Matters.  Parent shall take all steps necessary to cause acquisitions of Parent Common Stock pursuant to this Agreement by each person who is subject to Section 16 of the Exchange Act, or will become subject to such reporting requirements with respect to Parent (including any person deemed to be a director of Parent), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13                            Delivery of Financial Statements.  The Company shall use commercially reasonable efforts to cause to be delivered, on or prior to February 1, 2011, to Parent, an audited consolidated balance sheet of PropCo and its consolidated Subsidiaries at December 31, 2010 and audited statements of income and cash flows of PropCo and its consolidated Subsidiaries for 2010 (the “PropCo Audited 2010 Financial Statements”).  If the Closing has not occurred prior to such date, the Company shall use commercially reasonable efforts to cause to be delivered, (i) on or prior to April 25, 2011, to Parent, an unaudited consolidated balance sheet of PropCo and its consolidated Subsidiaries at March 31, 2011 and unaudited statements of income and cash flows of PropCo and its consolidated Subsidiaries for the three months ending on March 31, 2011 (the “Unaudited Q1 2011 Financial Statements”) and (ii) on or prior to July 25, 2011, to Parent, an unaudited consolidated balance sheet of PropCo and its consolidated Subsidiaries at June 30, 2011 and unaudited statements of income and cash flows of PropCo and its consolidated Subsidiaries for the three months and six months ending on June 30, 2011 (the “Unaudited Q2 2011 Financial Statements”).

Section 6.14                            Ground Lease Estoppels.  The Company and its Subsidiaries shall use commercially reasonable efforts to secure, at Parent’s sole cost and expense, prior to the Closing Date, an estoppel certificate, in form and substance reasonably satisfactory to Parent, from each landlord under the applicable Ground Lease.

Section 6.15                            Transfer Taxes.  The Company agrees to cooperate with Buyer in connection with the preparation and filing of any returns with respect to Transfer Taxes, including promptly supplying any information in their possession that is reasonably necessary to complete such returns and, where required by Law, making or joining with Buyer (or its applicable Affiliate) in making such filings, it being understood that Parent will take the lead in identifying the Transfer Tax filing requirements and preparing the relevant materials for submission.  The Company and Buyer agree to share equally any and all real property or direct or indirect equity interest transfer tax or gains tax, stamp tax, stock transfer tax, and other similar Tax or expense imposed, and all recording fees that may be imposed as a result of the transactions contemplated herein or under any other related agreement (including the Lease Agreement), and any fines, penalties, interest or additions with respect thereto (collectively, the “Transfer Taxes”), provided that the Company or OpCo (and not Buyer) shall be solely responsible for all Transfer Taxes that may be imposed with respect to the excluded properties that are retained by OpCo.

Section 6.16                            Tax Matters.

Section 6.16.1                                          Preparation and Filing of Tax Returns; Payment of Taxes.

Section 6.16.1.1                                OpCo Responsibility.

Section 6.16.1.1.1                       OpCo shall prepare and timely file (or cause to be prepared and timely filed) (x) all Tax Returns of OpCo and the OpCo Entities due after the Closing Date, (y) all Tax Returns with respect to any real property, personal property or other similar ad valorem Taxes that relate to any OpCo Assets or the OpCo Business and are due after the Closing and (z) all Tax Returns with respect to any sales Taxes that relate to the OpCo Assets or the OpCo Business and are due after the Closing.

Section 6.16.1.1.2                       OpCo shall prepare all Tax Returns of the Company and its Subsidiaries with respect to Pre-Closing Tax Periods.  OpCo shall prepare, at its sole cost and expense, all Tax Returns described in this Section 6.16.1.1.2 in a manner that is consistent with the prior practice of the Company and its Subsidiaries (including, prior Tax elections and accounting methods or conventions made or utilized by the Company or its Subsidiaries), except as required by a change in applicable Law, as a result of the transactions contemplated by the Reorganization Agreement, or as consented to by Parent (such consent not to be unreasonably withheld or delayed).  The parties agree to report all Dividends that are declared between the date of this Agreement and the Closing as dividends under Section 316 of the Code to the extent of current and accumulated earnings and profits as of the Closing Date.  In addition, OpCo shall include in the period ending on the Closing Date any Section 481(a) adjustments and any amounts previously deferred under Section 108(i).  OpCo shall deliver drafts of all such Tax Returns together with workpapers to Buyer for Buyer’s review, approval (not to be unreasonably withheld or delayed) and filing at least fifteen (15) Business Days prior to the due date (including validly obtained extensions) of any such Tax Return.

Section 6.16.1.1.3                       At least five (5) Business Days prior to the due date for the Tax Returns covered by Section 6.16.1.1.2 above, OpCo shall pay Buyer the amount of Taxes reported on such Tax Returns that exceed the Closing Date Tax Amount, or Buyer shall pay OpCo the amount of Taxes that were included in the calculation of the Closing Date Tax Amount that exceed the Taxes reported on such Tax Returns. Buyer shall timely pay the Taxes reported on the Tax Returns covered by Section 6.16.1.1.2 to the applicable taxing authority.

Section 6.16.1.2                                Buyer Responsibility.  Buyer shall prepare and timely file (or cause to be prepared and timely filed) all Tax Returns with respect to Buyer and its Subsidiaries not otherwise required to be filed by OpCo pursuant to Section 6.16.1.1, and Buyer shall timely file the Tax Returns prepared by OpCo pursuant to Section 6.16.1.1.2.  Provided that OpCo complies with its obligation set forth in the penultimate sentence of this Section 6.16.1.2, Buyer shall timely pay (or cause to be timely paid) all Taxes due with respect to such Tax Returns.  With respect to any such Tax Returns that are Straddle Period Tax Returns, Buyer shall deliver (or cause to be delivered) drafts of such Straddle Period Tax Returns together with workpapers to OpCo at least fifteen (15) Business Days prior to the due date for such Straddle Period Tax Returns (including validly obtained extensions), for OpCo’s review and approval, and shall not file such Straddle Period Tax Returns without such approval (not to be unreasonably withheld or delayed).  At least five (5) days prior to the due date for such Straddle Period Tax Returns, OpCo shall pay Buyer the amount of Taxes reported on such Straddle Period Tax Returns that are allocable to the portion of such Straddle Period ending on the Closing Date, as calculated pursuant to Section 6.16.4.  Buyer shall not, and shall not permit any of its Affiliates to, (i) amend, refile or otherwise modify any Tax Returns with respect to the Company or its Subsidiaries for Pre-Closing Tax Periods ending on or prior to the Closing Date without OpCo’s prior written consent, such consent not to be unreasonably withheld or delayed, unless required by applicable Law or (ii) file an election under Section 338 of the Code with respect to the Purchase.

Section 6.16.1.3                                In the event that OpCo or Buyer disputes any item on any Tax Return provided to such party for its review and approval pursuant to Section 6.16.1.1 or

Section 6.16.1.2, the disputing party shall notify the other party of the disputed item or items and the basis for its objection.  The parties shall act in good faith to resolve any such dispute prior to the due date for such Tax Return.  If the parties cannot resolve any disputed item, such disputed item shall be resolved by an independent accounting firm mutually acceptable to OpCo and Buyer. The fees and expenses of such accounting firm shall be borne equally by OpCo and Buyer.

Section 6.16.2                                          Cooperation and Retention.

Section 6.16.2.1                                Until one (1) year after the expiration of all applicable statutes of limitations (including any waivers or extensions thereof), Buyer and OpCo and their respective Affiliates shall provide the other party, promptly upon request, with such cooperation and assistance, documents and other information, at the reasonable expense of the requesting party, as may reasonably be requested by such party in connection with (i) the preparation and filing of any original or amended Tax Return or any other filing with any taxing authority, (ii) the conduct of or defense against any Tax Proceeding, or (iii) the verification by a party of an amount payable hereunder to, or receivable hereunder from, another party.  Such cooperation and assistance shall include:  (i) the provision promptly on request of books and records, Tax Returns, documentation or other information relating to any relevant Tax Return, in each case, owned or controlled by the party or its Affiliates receiving such request, (ii) the execution of any document that may be necessary or reasonably helpful in connection with the filing of any Tax Return, or in connection with any Tax Proceeding, including the execution of powers of attorney and extensions of applicable statutes of limitations, (iii) the prompt and timely filing of appropriate claims for refund, and (iv) the use of commercially reasonable efforts to obtain any documentation from a Governmental Entity or a third party that may be necessary or helpful in connection with any of the foregoing.  Each party shall make its employees and facilities available on a mutually convenient basis to facilitate such cooperation.

Section 6.16.2.2                                Buyer and OpCo shall retain or cause to be retained all Tax Returns and all books and records, schedules, workpapers and other documents relating thereto with respect to taxable periods (or portions thereof) ending on or prior to the Closing Date, in each case, owned or controlled by Buyer or OpCo or their respective Affiliates, until one (1) year after the expiration of all applicable statutes of limitations (including any waivers or extensions thereof).  The parties shall promptly notify each other in writing of any waivers, extensions or expirations of applicable statutes of limitations.

Section 6.16.3                                          Contests.

Section 6.16.3.1                                After the Closing, each party shall promptly notify the other party of any demand, claim or notice of the commencement of a Tax Proceeding received with respect to Taxes for which OpCo or Buyer is liable pursuant to this Agreement; provided, however, that a party’s failure to give such notice will not affect the other party’s rights to indemnification under Section 9.8 except to the extent that the other party is materially prejudiced thereby.  Such notice shall contain factual information (to the extent known) describing the asserted Tax liability and shall include copies of the relevant portion of any notice or other document received from any Governmental Entity or any other Person in respect of any such asserted Tax liability.

Section 6.16.3.2                                At OpCo’s request and expense, Buyer shall contest (or cause to be contested) any asserted Pre-Closing Tax Period Tax liability for which OpCo may have an indemnity obligation under Section 9.8.  If OpCo so elects, and acknowledges in writing its ability and obligation to indemnify the Parent Indemnified Parties for the Pre-Closing Tax Period Tax in question, OpCo shall control the conduct, through counsel of its own choosing and at its own expense, of any Tax Proceeding involving any asserted Pre-Closing Tax Period Tax liability with respect to the Company and/or its Subsidiaries relating to Pre-Closing Tax Period Taxes for which OpCo is exclusively liable pursuant to Section 9.8; provided that Buyer and its Affiliates shall have the right to participate in such Tax Proceeding, including through counsel of their choosing, at their own expense.  OpCo shall keep Buyer fully informed on a timely basis of all matters relating to any Tax Proceeding controlled by OpCo hereunder.  OpCo shall not accept any proposed adjustment or enter into any settlement or agreement in compromise regarding any Tax Proceeding controlled by OpCo without the consent of Buyer, which consent shall not be unreasonably withheld or delayed. Notwithstanding any other provision in this Agreement, Buyer shall control the conduct of any Tax Proceeding which may materially adversely affect any Parent Indemnified Party (after taking into account OpCo’s indemnification obligations); provided, that Buyer shall not accept any proposed adjustment or enter into any settlement or agreement in compromise regarding any Tax Proceeding controlled by Buyer for which OpCo may have an indemnity obligation without the consent of OpCo (not to be unreasonably withheld or delayed), and, if the Tax Proceeding relates to a Pre-Closing Tax Period or Straddle Period, OpCo shall have the right to participate in any such proceeding at its own expense.  Buyer shall keep OpCo fully informed on a timely basis of all matters relating to any Tax Proceeding controlled by Buyer hereunder.

Section 6.16.3.3                                In the case of a Tax Proceeding that relates to a Straddle Period, Buyer shall control the conduct of such Tax Proceeding, but OpCo shall have the right to participate in such Tax Proceeding at its own expense if OpCo first acknowledges in writing its ability and obligation to indemnify the Parent Indemnified Parties for the portion of the Tax in question that relates to the portion of the Straddle Period ending on or before the Closing Date; provided, that Buyer shall not accept any proposed adjustment or enter into any settlement or agreement in compromise regarding any such Tax Proceeding OpCo’s prior written consent (such consent not to be unreasonably withheld or delayed).  Buyer shall keep OpCo fully informed on a timely basis of all matters relating to any Tax Proceeding controlled by Buyer hereunder.

Section 6.16.3.4                                Payment by OpCo of any amount due under Section 9.8 shall be made within ten (10) days following written notice by Buyer that payment of such amounts to the appropriate Governmental Entity or other applicable third party is due; provided that OpCo shall not be required to make any payment earlier than ten (10) days before it is due to the appropriate Governmental Entity or applicable third party.  Payment by Buyer of any amount due under Section 9.8 shall be made within ten (10)

days following written notice by OpCo that payment of such amounts to the appropriate Governmental Entity or other applicable third party is due; provided that Buyer shall not be required to make any payment earlier than ten (10) days before it is due to the appropriate Governmental Entity or applicable third party.  In the case of a Tax that is contested in accordance with the provisions of this Section 6.16.3, payment of such contested Tax will not be considered due earlier than the date a “final determination” to such effect is made by such Governmental Entity.  For this purpose, a “final determination” shall mean a settlement, compromise, or other agreement with the relevant Governmental Entity, a deficiency notice with respect to which the period for filing a petition with the Tax court or the relevant state, local or foreign tribunal has expired or a decision of any court of competent jurisdiction that is not subject to appeal or as to which the time for appeal has expired.

Section 6.16.4                                          Straddle Periods.  For purposes of this Agreement, in the case of any Taxes of the Company or any of its Subsidiaries that are payable with respect to any Straddle Period, the portion of any such Taxes allocable to the portion of such Straddle Period ending on the Closing Date shall: (i) in the case of Taxes other than property Taxes, be deemed equal to the amount that would be payable if the tax year or period ended on the Closing Date; and (ii) in the case of property Taxes, be deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.  For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including the effect of any graduated rates of Tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to such period by a fraction, the numerator of which is the number of calendar days in the portion of the such period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.  Notwithstanding the foregoing, any Tax incurred in connection with the Reorganization  Transactions (including, for the avoidance of doubt, any Tax incurred in connection with the Distribution of OpCo) shall be allocated to the portion of the Straddle Period ending on the Closing Date.

Section 6.16.5                                          Refunds; Credits.  OpCo shall be entitled to, and Buyer shall promptly pay OpCo, the amount of any Tax refund or credit (except to the extent such refund or credit constitutes a Tax benefit that reduces under Section 9.4.3 an amount to which an Indemnified Party would otherwise be entitled) actually received by Buyer or its Subsidiaries after the Closing Date to the extent such Tax refund or credit is attributable to Taxes of the Company and its Subsidiaries with respect to Pre-Closing Periods (net of any reasonable costs to Parent or its Subsidiaries in obtaining such Tax refund or credit).  Buyer shall use commercially reasonable efforts to promptly obtain any such refund or credit, including, subject to Section 6.16.1.2, through the filing of amended Tax Returns or refund claims.  Buyer shall be entitled to, and OpCo shall promptly pay to Buyer, the amount of any Tax refund or credit actually received by OpCo or any OpCo Subsidiary with respect to Taxes of PropCo and its Subsidiaries for any Tax period (or the portion of any Straddle Period) beginning after the Closing Date (net of reasonable costs to OpCo or any OpCo Subsidiary in obtaining such Tax refund or credit).  OpCo shall use commercially reasonable efforts to obtain any such Tax refund or credit.

Notwithstanding the foregoing, any refund request filed on or prior to the Closing Date shall not be treated as Cash and Cash Equivalents or otherwise reduce Liabilities on any Balance Sheet until received.

Section 6.16.6                                          Termination of Tax Sharing Agreements.  The Company and the Subsidiaries of the Company shall cause the termination prior to the Closing Date of all Tax sharing and indemnity agreements or similar arrangements among the Company and its Subsidiaries, and after the Closing Date, none of the Company, any Subsidiary of the Company, Buyer, or any Affiliate of Buyer shall be bound thereby or have any liability thereunder.

Section 6.16.7                                          Earnings and Profits Report

Section 6.16.7.1.                             Prior to the Closing Date, the Company shall deliver to Buyer the formal report of a nationally-recognized independent accounting firm (the “Final E&P Report”) regarding the calculation of the aggregate current and accumulated earnings and profits of the Company and its Subsidiaries through December 31, 2010. The Final E&P Report shall be consistent in all material respects with such accounting firm’s earnings and profits analysis provided to Buyer prior to the date of this Agreement.  Buyer shall be permitted to provide the Final E&P Report to its auditors and in response to a governmental inquiry.

Section 6.16.7.2.                             At least ten (10) days prior to the Closing Date, the Company shall use commercially reasonable efforts to deliver to Buyer an analysis that rolls forward the calculation of earnings and profits from December 31, 2010 through the Closing Date, using estimates where necessary.  The roll-forward analysis shall indicate the estimated aggregate current and accumulated earnings and profits of the Company and its Subsidiaries accumulated through the “non-REIT year” (within the meaning of Section 857(a)(2) of the Code) ending on the expected Closing Date.

Section 6.16.8                                          IRS Ruling; Alternative Structure.

Section 6.16.8.1                                IRS Ruling.  The Company shall use commercially reasonable efforts to obtain, prior to the Closing Date, a favorable ruling from the IRS substantially to the effect that the transfer of the stock of Manor Care, Inc. to NewCo 3 pursuant to and in accordance with Exhibit A to the Reorganization Agreement will be a “qualified stock purchase” as defined in Section 338(d)(3) of the Code, and is eligible for an election pursuant to Section 338(h)(10) of the Code (the “IRS Ruling”).  The Company shall send to Buyer (i) a copy of the proposed pre-submission conference memorandum at least two (2) days prior to the intended submission date and (ii) a copy of the proposed ruling request at least five (5) days prior to the intended submission date, in each case, for Buyer’s timely review and comment.  The Company shall consider in good faith Buyer’s comments to such submissions and shall provide Buyer with copies of all material correspondence, with the IRS promptly after the submission date.  The Company shall keep Buyer fully informed on a timely basis of all material discussions with the IRS relating to the IRS Ruling.  If the Company obtains the IRS Ruling prior to the Closing Date, the Company shall implement the transactions set forth in Section 2.03 to the Reorganization Agreement at such times and in such order as set forth in such Section 2.03.

Section 6.16.8.2                                Alternative Structure.  If the Company has not obtained the IRS Ruling prior to the Closing Date, then the Company shall not implement the transactions set forth in Section 2.03 to the Reorganization Agreement, and, in lieu thereof, the Company shall implement the transactions set forth in Section 2.04 to the Reorganization Agreement.

Section 6.16.9                                          Taxable Transaction.  The parties shall treat the sale of the PropCo Interests to Buyer pursuant to this Agreement as a taxable stock purchase for all Tax purposes and the parties shall not take any position contrary to such treatment on any Tax Return or in any Tax Proceeding.

Section 6.17                            Formation of New Parties.  As soon as practicable following the date of this Agreement, the Company shall take all action to cause Seller to be formed pursuant to the DLLCA and to execute and deliver a signature page to this Agreement, upon which execution and delivery Seller shall become a party to this Agreement and shall be bound by its provisions with the same force and effect as if Seller had become a party hereto on the date hereof.

Section 6.18                            Distribution of Parent Common Stock.  Immediately following the receipt of any of shares of Parent Common Stock pursuant to this Agreement or the Escrow Agreement, the Company shall cause all such shares of Parent Common Stock to be distributed to holders of Equity Interests of the Company.

Section 6.19                            No Solicitation.  Prior to the Closing, the Company shall not, and shall cause its Subsidiaries and Affiliates not to: (i) solicit or invite, or engage in discussions or negotiations with respect to, any inquiries or proposals that constitute, or may reasonably be expected to lead to, any sale of the Company or any of its Subsidiaries, whether by asset purchase, sale of equity interests, merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or otherwise (an “Acquisition Transaction”), (ii) enter into any Contract (including any agreement in principle, letter of intent, or understanding) with respect to any Acquisition Transaction or (iii) enter into any Contract requiring the Company or any of its Subsidiaries or any of the members or shareholders thereof to abandon, terminate or fail to consummate the transactions contemplated by this Agreement.

Section 6.20                                  Title Insurance Coverage.  Prior to the Closing, the Company shall reasonably cooperate with Parent’s efforts to cause the title insurance company or companies that issued the Existing Title Policies to issue, at Parent’s sole cost and expense, a New Title Policy, to the extent such coverage is available in the applicable jurisdiction.  As used herein, the term “New Title Insurance Policy” shall mean an ALTA (Form B-2006) Owner Policy of Title Insurance or other customary title policy with respect to the applicable REIT Real Property issued by a title insurance company selected by Parent, in the amount of the fair market value of the applicable REIT Real Property, insuring that the applicable owner has good and marketable fee simple title to, or holds a valid leasehold interest in, the applicable REIT Real Property, subject to no Encumbrances other than the Permitted Encumbrances, and containing such endorsements as shall be reasonably requested by Parent.

Section 6.21                            Name Changes.  Without limiting in any respect the rights of the OpCo Entities to the Intellectual Property included in the Assets of the OpCo Entities, promptly after the Closing, and in any event within forty-five (45) days after the Closing Date, PropCo shall take all action necessary to change the legal name of each REIT Entity the name of which includes “HCR”, “ManorCare” or “Manor Care” to another legal name that does not include “HCR”, “ManorCare” or “Manor Care” or any confusingly similar word.

Section 6.22                            Books and Records.  The Company shall promptly provide Buyer with copies of all books and records owned or controlled by the Company to the extent that such books and records are related to the REIT Entities, the REIT Business or the Assets or Liabilities thereof, to the extent they already exist, including upon either Party’s reasonable request.  In the case of such books and records to be delivered to Buyer that are maintained in electronic format, such books and records shall be delivered in an electronic format reasonably requested by the Buyer to the extent practicable.

Section 6.23                            Valuation Opinion.  The Company shall use its commercially reasonable efforts to cause the firm engaged to render the Valuation Opinion to permit reliance thereon by Parent.

Article 7.

Closing Conditions

Section 7.1                                   Conditions to Obligations of Each Party Under This Agreement.  The respective obligations of each party to effect the Purchase and the other transactions contemplated herein shall be subject to the satisfaction as of the Closing of the following conditions, any or all of which may be waived jointly by Parent and the Company, in whole or in part, to the extent permitted by applicable Law:

Section 7.1.1                                                 No Order.  There shall not be in force any order, decree, judgment or injunction of any Governmental Entity enjoining or prohibiting the consummation of the Purchase or any other transactions contemplated in this Agreement or any Ancillary Agreement.

Section 7.1.2                                                 HSR Act.  Any applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated.

Section 7.1.3                                                 Exchange Listing.  The shares of Parent Common Stock issuable to the Company’s stockholders in the Purchase shall have been approved for listing on the Exchange, subject to official notice of issuance.

Section 7.1.4                                                 Reorganization Transactions.  The Reorganization Transactions that the Reorganization Agreement requires to occur prior to the Closing shall have occurred.

Section 7.2                                   Additional Conditions to Obligations of Parent and Buyer.  The obligations of Parent and Buyer to effect the Purchase and the other transactions contemplated herein are also subject to the following conditions, any or all of which may be waived by Parent:

Section 7.2.1                                                 Representations and Warranties.  Each of the representations and warranties of the Company contained in (i) Sections 4.1.1 (solely with respect to the REIT Entities), Section 4.2.1, Section 4.2.2, Section 4.3.1 and Section 4.20 shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that time and (ii) this Agreement

(other than those described in the preceding clause (i)) shall be true and correct as of the Closing Date, as if made anew at and as of that time, except, in each case, with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date (without giving effect to any qualifications for Company Material Adverse Effect or materiality, except for the use of Company Material Adverse Effect in Section 4.5), except for (A) in each case in clause (ii), any inaccuracy or omission that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and (B) in each case in this Section 7.2.1, changes after the date of this Agreement which are required by this Agreement or any Ancillary Agreement.

Section 7.2.2                                                 Agreements and Covenants.  Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed or complied with in all material respects.

Section 7.2.3                                                 Officer’s Certificate.  The Company shall have delivered to Parent a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Sections 7.2.1 and 7.2.2 have been fulfilled.

Section 7.2.4                                                 Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any circumstances, events, occurrences, changes or effects that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 7.2.5                                                 Customary Assurances.  Parent shall have obtained such assurances as are customarily obtained under local custom and practice, if any (which, if applicable, may be satisfied by the mere expiry of a notice period without objection by the relevant governing authority), to allow a reasonable person, acting in good faith, to conclude that (i) all consents and approvals, of State licensing authorities necessary for the ownership, operation and management of each of the REIT Facilities following Closing in the manner contemplated by the Lease Agreement and Guaranty have been issued or will be issued, as applicable, in the ordinary course and effective as of Closing and (ii) all notice periods with respect to State licensing authorities necessary for the ownership, operation and management of each such REIT Facility in such manner shall have expired; provided, that this condition will deemed to be satisfied, in each case, unless one or more failures exist that, individually or in the aggregate, would reasonably be expected to result in Damages to Parent, the Company or their respective Subsidiaries in excess of $40,000,000.

Section 7.2.6                                                 Resignations.  The Company shall have caused to be delivered to Parent signed resignations, effective as of the Closing, of each of the directors or their equivalents of PropCo and each of its Subsidiaries.

Section 7.2.7                                                 Payoff Letter.  The Company shall have delivered to Parent the Payoff Letter.

Section 7.3                                   Additional Conditions to Obligations of the Company, PropCo and OpCo.  The obligation of the Company, PropCo and OpCo to effect the Purchase and the other transactions contemplated herein are also subject to the following conditions any one or more of which may be waived in writing by the Company:

Section 7.3.1                                                 Representations and Warranties.  Each of the representations and warranties of Parent or Buyer contained in (i) Sections 5.1.1 and 5.3.1 shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that time, (ii) Section 5.2.1 shall be true and correct in all material respects and (iii) this Agreement (other than those described in the preceding clause (i)) shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date (without giving effect to any qualifications for Parent Material Adverse Effect or materiality, except for the use of Parent Material Adverse Effect in Section 5.5) except for (A) in each case in clause (ii), any inaccuracy or omission that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect and (B) in each case in this Section 7.3.1 changes after the date of this Agreement which are required by this Agreement or any Ancillary Agreement.

Section 7.3.2                                                 Agreements and Covenants.  Each of the covenants of Parent or Buyer to be performed as of or prior to the Closing shall have been performed or complied with in all material respects.

Section 7.3.3                                                 Officer’s Certificate.  Each of Parent and Buyer shall have delivered to the Company a certificate signed by an officer of Parent or Buyer, as applicable, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Sections 7.3.1 and 7.3.2 have been fulfilled.

Section 7.3.4                                                 Tax Opinion.  The Company shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, that, commencing with its taxable year ended December 31, 1985 and through the Closing Date, Parent was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code and that, after giving effect to the Purchase, Parent’s proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code (with customary exceptions, assumptions and qualifications and based upon customary representations and with such additional exceptions, assumptions, qualifications and representations as are set forth in writing and are reasonably satisfactory to the Company).

Section 7.3.5                                                 Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any circumstances, events, occurrences, changes or effects that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 7.3.6                                                 Customary Assurances.  The Company and Parent shall have obtained such assurances as are customarily obtained under local custom and practice, if any (which, if applicable, may be satisfied by the mere expiry of a notice period without objection by the relevant governing authority), to allow a reasonable person, acting in good faith, to conclude that (i) all consents and approvals of State licensing authorities necessary (A) for the ownership, operation and management of each of the REIT Facilities following Closing in the manner contemplated by the Lease Agreement and Guaranty have been issued or will be issued, as applicable, in the ordinary course and effective as of Closing and (ii) all notice periods with respect to federal or state Governmental Entities necessary for the ownership, operation and management of each such REIT Facility in such manner shall have expired; provided, that this condition will deemed to be satisfied unless one or more failures exist that would reasonably be expected to, individually or in the aggregate, (i) result in Damages to the Company and its Subsidiaries in excess of $40,000,000 or (ii) result in any breach or default under the Lease Agreement.

Article 8.

Termination, Amendment and Waiver

Section 8.1                                   Termination.  This Agreement may be terminated, and the Purchase and other transactions contemplated hereby may be abandoned, at any time prior to the Closing, by action taken or authorized by the terminating party or parties, whether before or after approval of the matters presented in connection with the Purchase by the stockholders of the Company:

Section 8.1.1                                                 By mutual written consent of Parent and the Company;

Section 8.1.2                                                 By either the Company or Parent, by written notice to the other, if the Purchase shall not have been consummated prior to June 13, 2011;provided, however, in the event that, as of such date, each of the conditions set forth in Article 7, other than one or more of the conditions set forth in Section 7.2.5, Section 7.3.6 or (with respect to the matters covered by Section 7.2.5 or Section 7.3.6) Section 7.1.1 (collectively, the “Deferral Conditions”), shall have been satisfied or waived or would reasonably be expected to be satisfied if the Closing occurred on such date, such date shall automatically be extended until September 13, 2011 to the extent the Deferral Conditions would reasonably be expected to be satisfied (or waived), as the case may be, on or prior to such later date (the latest applicable date, the “Outside Date”);

Section 8.1.3                                                 By either the Company or Parent, by written notice to the other, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or any Ancillary Agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the terminating party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 6.4);

Section 8.1.4                                                 By Parent, by written notice to the Company, if there is any material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 7.2.1 or Section 7.2.2 would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company within thirty (30) days after receipt by the Company of notice from Parent of such breach but in no event later than the Outside Date, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;

Section 8.1.5                                                 By the Company, by written notice to Parent, if there is any material breach of any representation, warranty, covenant or agreement on the part of Parent or Buyer set forth in this Agreement, such that the conditions specified in Section 7.3.1 or Section 7.3.2 would not be satisfied at the Closing (a “Terminating Parent Breach”), except that, if any Terminating Parent Breach (other than any failure of Parent or Buyer to consummate the Purchase on the date on which the Closing was to occur under Section 2.1) is curable by Parent within thirty (30) days after receipt by Parent of notice from the Company of such breach but in no event later than the Outside Date, but only as long as Parent continues to exercise such reasonable best efforts to cure such Terminating Parent Breach (the “Parent Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period; or

Section 8.1.6                                                 By the Company, by written notice to Parent, if (i) all of the conditions set forth in Article 7 have been satisfied or waived (other than those conditions that by their terms may only be satisfied at the Closing; provided that such conditions are capable of being satisfied) and (ii) Parent and Buyer shall have failed to consummate the Purchase on the last date on which the Closing was required to occur under Section 2.1 (other than as a result of the Company’s refusal to proceed with the Closing).

Section 8.2                                   Effect of Termination.

Section 8.2.1                                                 Generally.  Except as otherwise set forth in this Section 8.2, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than (i) liability of the Company, Parent or Buyer, as the case may be, for any intentional and willful breach of this Agreement occurring prior to such termination and (ii) any liability of Parent for payment of the Parent Termination Fee, and any associated expenses or interest (if applicable), pursuant to Section 8.5.  For purposes of this Section 8.2.1, the failure by the Company or its Subsidiaries to effect the Reorganization Transactions pursuant to Section 6.8 shall be deemed to be an intentional and willful breach of this Agreement.  In no event shall Parent or Buyer be liable for any breach of this Agreement (other than liability for payment of the Parent Termination Fee, and any associated expenses or interest, pursuant to Section 8.5) in the circumstances in which the Parent Termination Fee is payable under Section 8.5.  Notwithstanding any provision hereof to the contrary, in no event shall Parent or Buyer be liable or responsible for Damages or losses as a result of a breach of this Agreement in excess of $500 million less the amount of the Parent Termination Fee, if paid pursuant to Section 8.5.1, together with any amounts payable under Section 8.5.3.

Section 8.2.2                                                 Survival.  The provisions of Article 8, Article 11, the indemnification and expense reimbursement provisions of Section 6.11, and the Confidentiality Agreement shall survive any termination of this Agreement.

Section 8.3                                   Amendment.  This Agreement may be amended by written agreement of the parties hereto at any time prior to the Closing.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.4                                   Waiver.  At any time prior to the Closing, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party hereto not affiliated with such party, (ii) waive any inaccuracies in the representations and warranties of such other party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which by Law requires further approval by such stockholders.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 8.5                                   Fees and Expenses.  Subject to Section 3.6, Section 6.14, Section 6.15, Section 8.2, this Section 8.5, and the indemnification and expense reimbursement provisions of Section 6.11, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same (it being understood that any expenses incurred by PropCo or any of its Subsidiaries shall be borne solely and exclusively by the Company except to the extent expressly allocated to Parent or Buyer pursuant to this Agreement).

Section 8.5.1                                                 If (i) this Agreement is terminated pursuant to Section 8.1.6 or (ii)(A) this Agreement is terminated pursuant to Section 8.1.2 or Section 8.1.5 and (B) immediately prior to such termination, all conditions set forth in Article 7 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, provided that such conditions are capable of being satisfied, or any condition that was not satisfied as a result of the breach of, or default under, this Agreement by Parent or Buyer), then, promptly, and in any event, within two (2) Business Days of the date of such termination, Parent shall pay to the Company $500,000,000 (the “Parent Termination Fee”) by wire transfer of same day funds as directed in writing by the Company.

Section 8.5.2                                                 Notwithstanding anything to the contrary in this Agreement, in the circumstances in which Parent becomes obligated to pay the Parent Termination Fee, and associated expenses and interest, then the Company’s termination of this Agreement and receipt of payment of the Parent Termination Fee, and any associated expense and interest, pursuant to Section 8.5 shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Buyer, the Lenders,  and any of their former, current or future general or limited partners, members or stockholders or against any of their respective former, current or future directors, officers, employees, Affiliates, general or limited partners, stockholders, managers, members or agents (each, a “Specified Person”) for any loss or damage suffered as a result of the breach of any representation, warranty, covenant or agreement contained in this Agreement by Buyer and Parent and the failure of the Purchase to be consummated, and upon payment of the Parent Termination Fee, and associated expenses and interest, in accordance with Section 8.5, none of

Lender, Parent, Buyer or any of their Specified Persons shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.  In no event shall the Company or its Subsidiaries seek any loss or damage or any recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, against any Lender or its Specified Persons in connection with this Agreement or the transactions contemplated hereby or in respect of any document or theory of law or equity or in respect of any oral statement made or representation alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, provided that this shall not preclude any liability or obligation of the Lenders to Parent or Buyer.

Section 8.5.3                                                 The parties acknowledge that the agreements contained in Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if Parent fails to promptly (and in any event within three (3) Business Days pay the Parent Termination Fee in accordance with Section 8.5.1, (i) Parent shall pay to the Company interest on the unpaid amount from such third Business Day at 10% per annum, compounding monthly, until all amounts owing by Parent under this Section 8.5 have been paid in full and (ii) if in order to obtain such payment, the Company commences a suit that results in a final judgment against Parent for the amount set forth in Section 8.5.1 or any portion thereof, Parent shall pay to the Company its costs and expenses (including attorneys’ fees) in connection with such suit.

Section 8.5.4                                                 Notwithstanding anything to the contrary in this Agreement, the Parties hereto expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing in any of the circumstances in which the Parent Termination Fee is payable under this Agreement, (i) the payment of the Parent Termination Fee pursuant to Section 8.5.1 which constitutes a reasonable estimate of the monetary damages that will be suffered by the Company by reason of breach or termination of this Agreement in such circumstances, and (ii) any reimbursement and expense obligations of Parent pursuant to Section 8.5.3, shall be in full and complete satisfaction of any and all monetary damages of the Company arising out of or related to this Agreement and the transactions contemplated hereby and thereby (including any breach by Parent or Buyer), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure.

Section 8.5.5                                                 This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing that is not a party to this Agreement shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, PropCo, OpCo, Buyer or Parent under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure.  Notwithstanding any provision of this Agreement, Parent agrees on its behalf and on behalf of its Subsidiaries and Affiliates that none of JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC or any of their respective Affiliates (the “JPMorgan Entities”) shall have any liability or obligation to the Parent and its Subsidiaries and Affiliates relating to the refinancing of the Existing Credit Agreement as contemplated by Section 2.02 of the Reorganization Agreement.

Article 9.

Indemnification

Section 9.1                                   Survival of Representations, Warranties and Covenants.  Each representation, warranty, covenant and obligation contained herein and any certificate related to any such representation, warranty, covenant or obligation will survive the Closing and continue in full force and effect for eighteen (18) months after the Closing Date except the representations and warranties contained in (i) Section 4.1, Section 4.2.1, Section 4.2.2, Section 4.3.1, Section 5.1.1 and Section 5.3.1 shall survive the Closing indefinitely, (ii) Section 4.13 (other than the representations and warranties contained in Section 4.13.4, Section 4.13.6 and Section 4.13.7) shall survive the Closing and continue in full force and effect for eighteen (18) months after the Closing Date, and (iii) Section 4.13.4, Section 4.13.6 and Section 4.13.7 shall survive the Closing until the expiration of the fifth (5th) anniversary of the Closing Date (as applicable, the “Survival Expiration Date”); provided, however, that any covenant contained in this Agreement that, by its terms, provides for performance following the Closing Date shall survive until such covenant is performed; provided, further, however, that the indemnification obligations contained in Section 9.2.1(ii) and Section 9.2.2(ii) shall surviving the Closing indefinitely; provided, further, however, no claim for indemnification for breach of any representation, warranty, covenant or agreement contained in, or otherwise pursuant to, this Agreement (other than any covenant that provides for performance following the Closing) may be asserted pursuant to this Agreement unless, at or before midnight on the applicable Survival Expiration Date, the Indemnified Party delivers written notice of claim to the Indemnitor setting forth, in reasonable detail, the nature and basis of the claim and (to the extent known at such time) an estimate of the amount of Damages reasonably expected to arise in connection with such claim (it being understood that in no event shall such estimate limit any claim for Damages hereunder); provided, further, however, that the obligation to indemnify shall continue following the applicable Survival Expiration Date with respect to any claim for indemnification as to which notice was provided in accordance with this Section 9.1 prior to such applicable Survival Expiration Date hereunder.

Section 9.2                                   Indemnification.

Section 9.2.1                                                 Without duplication of Section 9.8, subject to the terms and conditions of this Article 9, from and after the Closing, Parent and its Subsidiaries (including the REIT Entities after the Closing), their Affiliates and their respective directors, officers, employees, agents, successors and permitted assigns (collectively, the “Parent Indemnified Parties”) shall be entitled to indemnification (i) first from the Remaining Escrow Property, then

(after the Escrow Expiration Date) from OpCo, for any and all Damages to the extent arising from (A) any failure of any representation or warranty contained in Article 4 (other than Section 4.1, Section 4.2.1, Section 4.2.2, Section 4.3.1, Section 4.8 and Section 4.13) to be true and correct on the date hereof or on the Closing Date, as if made on such date (except in the case of any representations or warranties that address matters only as of a particular date, as of such date), including those contained in the certificate to be delivered at Closing pursuant to Section 7.2.3 or (B) any failure by the Company to perform any covenant, agreement, obligation or undertaking of the Company or (excluding any failure to perform by the REIT Entities after the Closing) any of its Subsidiaries in this Agreement or the Reorganization Agreement or (ii) first from the Remaining Escrow Property, then from OpCo for any and all Damages to the extent arising (A) from any failure of any representation or warranty contained in Sections 4.1, Section 4.2.1, Section 4.2.2, Section 4.3.1, Section 4.8 and Section 4.13 to be true and correct on the date hereof or on the Closing Date, as if made on such date (except, in such case of any representations or warranties that address matters only as of a particular date, as of such date) or (B) out of the management and operation of the businesses of the Company and its Subsidiaries or the ownership, operation or use of the assets of the Company, its Subsidiaries (including the REIT Entities), or any predecessors to the Company or its Subsidiaries, in each case, at or before the Closing (including all employee Liabilities; all Liabilities arising under any Environmental Law, including Liabilities related to or arising out of (x) the presence at or prior to the Closing of any Hazardous Materials at any property currently or formerly owned or leased by the Company, its Subsidiaries or any predecessors to the Company or its Subsidiaries, (y) the presence at or prior to the Closing of Hazardous Materials at any other location where the Company, any of its Subsidiaries, or any predecessors to the Company or its Subsidiaries is alleged to be responsible for the Release of any Hazardous Materials, or (z) the actual or alleged violation of any Environmental Law; all professional liability/general liability claims, whether or not such claims are actually covered by any existing professional liability/general liability policies; and the matters set forth in Schedule 9.2.1), of which Schedule 9.2.1 is incorporated by reference directly into this Agreement to the extent specified therein.

Section 9.2.2                                                 Subject to the terms and conditions of this Article 9, from and after the Closing, Parent shall indemnify and defend the Company, its Affiliates and their respective directors, officers, employees, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) for, and hold the Seller Indemnified Parties harmless from, any and all Damages to the extent arising from (i)(A) any failure of any representation or warranty by Parent or Buyer contained in Article 5 to be true and correct on the date hereof or on the Closing Date, as if made on such date (except, in the cases of any representations or warranties that address matters only as of a particular date, as of such date), including those contained in the certificate to be delivered at Closing pursuant to Section 7.3.3 or (B) any failure by Parent or Buyer to perform any covenant, agreement, obligation or undertaking of Parent or Buyer in this Agreement or (ii) any Liabilities with respect to the REIT Indebtedness to the extent (A) included in the Closing Indebtedness, (B) arising on the Closing Date after the Closing and excluded from the Closing Balance Sheet and Closing Date Indebtedness in accordance with Section 3.6.2 or (C) arising after the Closing Date.

Section 9.2.3                                                 The amount of indemnification to which an Indemnified Party shall be entitled under this Article 9 shall be determined: (i) by written agreement between the Indemnified Party and the Indemnitor; (ii) by a judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree.  Without limiting a party’s obligation to make payment upon the earliest event specified in the preceding sentence, from and after the date on which the amount of Damages for which an Indemnified Party is entitled to indemnification under this Article 9 is determined in accordance with this Section 9.2.3, interest will accrue on such amount from such date until the date of payment at 10% per annum, compounding monthly; provided, however, that no such interest will be payable in the event that a final judgment or decree of any court of competent jurisdiction subsequently determines that the Indemnified Party was not entitled to indemnification for the underlying amount under this Article 9.

Section 9.2.4                                                 For purposes of this Article 9 and for purposes of determining whether a Parent Indemnified Party is entitled to indemnification pursuant to Section 9.2.1 and whether a Seller Indemnified Party is entitled to indemnification pursuant to Section 9.2.2, any inaccuracy in or breach of any representation or warranty made by Parent or the Company, as applicable, contained in this Agreement or in any document delivered or made available in connection herewith shall be determined without regard to any qualification as to “Company Material Adverse Effect”, “Parent Material Adverse Effect” or “materiality” set forth in such representation or warranty or in any document delivered or made available in connection herewith, and all references to the terms “material”, “materiality”, “materially”, “Company Material Adverse Effect” “Parent Material Adverse Effect” or any similar terms shall be ignored for purposes of determining whether such representation or warranty was true and correct (other than with respect to Section 4.5 and Section 5.5).

Section 9.3                                   Indemnification Claim Procedures.

Section 9.3.1                                                 If any Action is commenced or threatened that may give rise to a claim for indemnification pursuant to this Article 9 (an “Indemnification Claim”) by any person entitled to indemnification under this Agreement (each, an “Indemnified Party”), then such Indemnified Party shall promptly (i) notify the Indemnitor and (ii) deliver to the Indemnitor a written notice (A) describing in reasonable detail the nature of the Action, (B) including a copy of all papers served, if any, with respect to such Action, (C) to the extent known at such time, including the Indemnified Party’s estimate of the amount of Damages that may arise from such Action (it being understood that in no event shall such estimate limit any claim for Damages hereunder), and (D) describing in reasonable detail the basis for the Indemnified Party’s request for indemnification under this Agreement. Failure to notify the Indemnitor in accordance with this Section 9.3.1 will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent (1) the Indemnitor is actually and materially prejudiced by the Indemnified Party’s failure to give such notice or (2) the Indemnified Party fails to notify the Indemnitor of such Indemnification Claim in accordance with this Section 9.3.1 prior to the applicable Survival Expiration Date.

Section 9.3.2                                                 Except as set forth in Section 6.16.3, an Indemnitor may elect at any time to assume and thereafter conduct the defense of any Action subject to any such Indemnification Claim with counsel of the Indemnitor’s choice (which counsel shall be reasonably satisfactory to the Indemnified Party), and the Indemnified Party shall bear any fees, costs and expenses of its counsel in connection with such Action.  Notwithstanding the foregoing, the Indemnitor will bear the reasonable fees, costs and expenses of one such separate counsel to the Indemnified Party in each jurisdiction (and shall pay such fees, costs and expenses as incurred), if the defendants in, or targets of, any such action or proceeding include both the Indemnified Party and the Indemnitor, and the Indemnified Party shall have reasonably concluded that there are or are reasonably likely to be legal defenses available to it which are different from or additional to those available to the Indemnitor or that representation by the same counsel is or is reasonably likely to be a conflict of interest. If the Indemnitor assumes such defense, the Indemnified Party shall have the right, but not the obligation, to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor, it being understood that the Indemnitor shall control such defense.  If the Indemnitor assumes such defense, it shall be permitted to settle or compromise any such Action, and each Indemnified Party shall reasonably cooperate in all respects with the conduct of such defense by the Indemnitor (including the making of any related claims, counterclaim or cross complaint against any Person in connection with the Action) and/or the settlement of such Action by the Indemnitor; provided, however, that the Indemnitor will not approve of the entry of any judgment or enter into any settlement or compromise with respect to the Indemnification Claim without the Indemnified Party’s prior written approval, unless (i) the terms of such settlement provide for a full and complete release by the third-party claimant of the claims that are the subject of such Action in favor of the Indemnified Party, (ii) the Indemnitor does not admit or otherwise acknowledge in writing to the relevant court of Governmental Authority or third-party claimant any liability, wrongdoing or misconduct on behalf of the Indemnified Party or any of its Affiliates and (iii) such settlement is only for money damages that are paid out of the Remaining Escrow Property or by OpCo and does not include any equitable relief.  If the Indemnified Party gives an Indemnitor notice of an Indemnification Claim and the Indemnitor does not, within thirty (30) days after such notice is given, (i) give notice to the Indemnified Party of its election to assume the defense of the Action or Actions subject to such Indemnification Claim and (ii) thereafter promptly assume such defense, then the Indemnified Party may conduct the defense of such Action, provided, however, that the Indemnified Party will not agree to the entry of any judgment or enter into any settlement or compromise with respect to the Action or Actions subject to any such Indemnification Claim without the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed).  The Indemnitor may participate in any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.3.2 and the Indemnitor shall bear its own costs and expenses with respect to such participation.

Section 9.3.3                                                 If any Indemnified Party becomes aware of any circumstances that it reasonably expects would give rise to an Indemnification Claim for any matter not involving an Action, then such Indemnified Party shall promptly (i) notify the Indemnitor and (ii) deliver to the Indemnitor a written notice (A) describing in reasonable detail the nature of the circumstances giving rise to the Indemnification Claim and (B) to the extent known at such time, including the Indemnified Party’s estimate of the amount of Damages that may arise from such circumstances (it being understood that in no event shall such estimate limit any claim for Damages hereunder). Failure to notify the Indemnitor in accordance with this Section 9.3.3 will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent (1) the Indemnified Party is materially prejudiced by the Indemnified Party’s failure to give such notice or (2) the Indemnified Party fails to notify the Indemnitor of such Indemnification Claim in accordance with this Section 9.3.3 prior to the Survival Expiration Date.

Section 9.3.4                                                 At the reasonable request of the Indemnitor or the Indemnified Party, each such party shall grant the other party and its representatives all reasonable access to the books, records, employees and properties of such Indemnified Party to the extent reasonably related to the matters to which the applicable Indemnification Claim relates.  All such access shall be granted during normal business hours and shall be granted under the conditions which shall not unreasonably interfere with the business and operations of such Indemnified Party.

Section 9.4                                   Limitations on Indemnification Liability. Notwithstanding any provision of this Agreement to the contrary (other than the last sentence of Section 9.8.1 and the last sentence of Section 9.8.2), any claims an Indemnified Party makes under this Article 9 will be limited as follows:

Section 9.4.1                                                 Indemnification Cap.  The aggregate amount of Damages for which the Parent Indemnified Parties shall be entitled to indemnification pursuant to Section 9.2.1 will not exceed the Indemnification Escrow Amount, other than in connection with the indemnification obligations of OpCo contained in Section 9.2.1(ii), which shall not be so limited.  The Remaining Escrow Property shall serve as the sole and exclusive source of payment of any claim for indemnification pursuant to Section 9.2.1 other than (if there is insufficient Remaining Escrow Property to provide full indemnification to the Parent Indemnified Parties for the Damages for which they are entitled to indemnification under Section 9.2.1) in connection with the indemnification obligations of OpCo contained in Section 9.2.1(ii), which shall not be so limited.

Section 9.4.2                                                 Claims Basket.  The Parent Indemnified Parties shall not be entitled to indemnification pursuant to this Article 9 with respect to any claim for indemnification pursuant to Section 9.2.1(i)(A) unless and until the amount of Damages (excluding costs and expenses of the Parent Indemnified Parties incurred in connection with making such claim under this Agreement) incurred by the Parent Indemnified Parties that are the subject of such claim (or any series of related claims arising out of similar circumstances) exceeds $50,000 (the “Per-Claim Basket”), and the Parent Indemnified Parties shall only be entitled to indemnification pursuant to this Article 9 with respect to any claim for indemnification pursuant to Section 9.2.1(i)(A) to the extent the aggregate amount of all Damages (excluding costs and expenses of Parent Indemnified Parties incurred in connection with making such claim under this Agreement) incurred by the Parent Indemnified Parties for which the Parent Indemnified Parties are entitled to indemnification pursuant to this Article 9 (excluding amounts below any applicable Per-Claim Basket) exceeds $20,000,000 (the “Basket Amount”), and the Parent Indemnified Parties shall only be entitled to indemnification for such Damages to the extent such Damages exceed the Per-Claim Basket and the Basket Amount.  The Seller Indemnified Parties shall not be entitled to indemnification pursuant to this Article 9 with respect to any claim for indemnification pursuant to Section 9.2.2(i)(A) unless and until the amount of Damages incurred by the Seller Indemnified Parties that are the subject of such claim exceeds the Per-Claim Basket, and the Seller Indemnified Parties shall only be entitled to indemnification pursuant to this Article 9 with respect to any claim for indemnification pursuant to Section 9.2.2(i)(A) to the extent the aggregate amount of all Damages incurred by the Seller Indemnified Parties for which the Seller Indemnified Parties are entitled to indemnification pursuant to this Article 9 (excluding amounts below any applicable Per-Claim Basket) exceeds the Basket Amount, and the Seller Indemnified Parties shall only be entitled to indemnification for such Damages to the extent such Damages exceed the Basket Amount .  For the avoidance of doubt, any claims for indemnification pursuant to Section 9.2.1(i)(B), Section 9.2.1(ii) or Section 9.2.2(ii) or Section 9.2.2(i)(B) shall not be subject to the Per-Claim Basket or the Basket Amount.

Section 9.4.3                                                 Damages Net of Insurance Proceeds, Tax Benefits and Other Third-Party Recoveries.  All Damages for which any Indemnified Party would otherwise be entitled to indemnification under this Article 9 shall be reduced by the amount of insurance proceeds, Tax benefits, indemnification payments and other third-party recoveries including any recoveries under the Reorganization Agreement, actually received by any Indemnified Party (net of any costs incurred in recovering such amounts) in respect of any Damages incurred by such Indemnified Party.  In the event any Indemnified Party is entitled to any insurance proceeds, Tax benefits, or third party indemnity payments in respect of any Damages for which such Indemnified Party is entitled to indemnification pursuant to this Article 9, such Indemnified Party shall use commercially reasonable efforts to obtain, receive or realize such proceeds, benefits or payments.  In the event that any such insurance proceeds, Tax benefits, indemnity payments or other third-party recoveries are actually received by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, Tax benefits, indemnity payments or other third-party recoveries relate, appropriate refunds shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment; provided that any such refunds made by Parent Indemnified Parties shall be made to the Holder Representative in its capacity as such.  Any Tax benefit calculations under this Section 9.4.3 shall be determined using the highest combined marginal corporate Tax rate for federal and applicable foreign, state and local Income Taxes for the applicable period; provided, that for purposes of the foregoing, an Indemnified Party will be deemed to have actually received a Tax benefit to the extent that the amount of Taxes payable by the Indemnified Party as shown on such Person’s Tax Return for the year in which the Damages are incurred or in an earlier year is reduced below the amount of Taxes that the Indemnified Party would have been required to pay in such year but for the deduction attributable to the incurrence of the Damages.

Section 9.4.4                                                 Assignment of Claims.  If any Indemnified Party receives any indemnification payment pursuant to this Article 9, at the election of the Indemnitor, such Indemnified Party shall assign to the Indemnitor all of its claims for recovery against third persons as to such Damages, whether by insurance coverage, contribution claims, subrogation or otherwise.

Section 9.4.5                                                 Punitive and Certain Other Damages.  No Indemnified Party shall be entitled to indemnification for any punitive, consequential, special or indirect Damages, including business interruption, loss of future revenue, profits or income or loss of business reputation or opportunity related to the breach or alleged breach of this Agreement.

Section 9.4.6                                                 Damages Reserved for on the Closing Balance Sheet.  No Parent Indemnified Party shall be entitled to indemnification for any Damages in respect of any Liability reflected in the Closing Date Tax Amount or Closing Date Indebtedness (in each case, as finally determined in accordance with Section 3.6.3).

Section 9.4.7                                                 No Duplication.  Any liability for indemnification under this Agreement shall be determined without duplication of recovery due to the facts (i) giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement or (ii) taken into account in determining any adjustment to the Purchase Consideration.

Section 9.5                                   Mitigation of Damages.  An Indemnified Party shall use its commercially reasonable efforts to mitigate any Damages for which it is entitled to indemnification pursuant to this Article 9 for which the Indemnified Party is entitled to indemnification before such Damages actually are incurred by the Indemnified Party.

Section 9.6                                   Indemnification Escrow Amount.  Claims for Damages pursuant to Section 9.2.1 shall be paid first from Remaining Escrow Property pursuant to the terms of the Escrow Agreement, and thereafter (subject to the applicable limitations in this Article 9 and, in the case of claims under Section 9.2.1(i), only after the Escrow Expiration Date) from OpCo, as applicable.  All amounts paid with respect to indemnification claims under this Agreement shall be treated by the parties hereto for all Tax purposes as adjustments to the Aggregate Purchase Consideration. Notwithstanding anything to the contrary in this Agreement, with respect to any claim required to be made against the Remaining Escrow Property, OpCo (despite being the Indemnitor) will not be responsible for any Damages in connection with such claims, including with respect to expenses under Section 9.3, except (i) with respect to claims under Section 9.2.1(i), solely after the Escrow Expiration Date, to the extent there is no Remaining Escrow Property and (ii) with respect to claims under Section 9.2.1(ii) or Section 9.8, to the extent there is no Remaining Escrow Property, but in each case, subject to the terms and conditions of Section 9.4.

Section 9.7                                   Release of Indemnification Escrow.  The Escrow Agreement shall specify that any Remaining Escrow Property shall be released to Seller (or its designees in accordance with the Escrow Agreement) the Business Day following the date (the “Escrow Expiration Date”) that is twelve (12) months following the Closing Date; provided, however, that if any claim pursuant to Article 9 shall have been properly asserted by any Parent Indemnified Party in accordance with this Agreement on or prior to the Escrow Expiration Date and remains pending on the Escrow Expiration Date (any such claim, a “Pending Claim”), (i) an amount of Remaining Escrow Property shall be released from the Escrow Account in accordance with the Escrow Agreement such that (A) the amount of cash remaining in the Escrow Account and (B) the number of Escrow Shares then held by the Escrow Agent shall have a combined value following such release (determined by, in the case of the Escrow Shares, by multiplying the Average Parent Common Stock Price on such date by the number of Escrow Shares remaining in the Escrow Account on such date) equal to the amount of indemnification to which the Parent Indemnified Party is entitled in respect of such Pending Claim and (ii) any Remaining Escrow Property that remains in escrow following the Survival Expiration Date in respect of any such Pending Claim shall be released to Seller (or its designees in accordance with the Escrow Agreement) promptly upon resolution or (if applicable) satisfaction of such Pending Claim.  In each case in which this Section 9.7 provides for the release of the Remaining Escrow Property, each of Parent and the Company shall promptly submit joint written instructions to the Escrow Agent instructing the Escrow Agent to distribute the Remaining Escrow Property in accordance with this Section 9.7 and the Escrow Agreement.

Section 9.8                                   Tax Indemnification.

Section 9.8.1                                                 Tax Indemnification Obligation of OpCo. Without duplication of Section 9.2, OpCo shall indemnify, defend and hold harmless the Parent Indemnified Parties from and against any and all Damages from, arising out of or relating to (i) any Taxes of the Company, any Subsidiary of the Company, OpCo or any OpCo Subsidiary for (w) any Pre-Closing Tax Period or (x) that portion of any Straddle Period that ends on the Closing Date (calculated as set forth in Section 6.16.4), except, in the case of clauses (w) and (x), to the extent such Taxes are attributable to any action taken by or with respect to PropCo and its Subsidiaries outside of the ordinary course of business on the Closing Date after the Closing; provided, that any action taken by or with respect to PropCo or its Subsidiaries that is contemplated by this Agreement (other than the last two sentences of Section 6.10(a)) or the Reorganization Agreement shall not be treated as being taken outside of the ordinary course of business, (ii) any Transfer Taxes for which the Company is liable under Section 6.15, (iii) any failure by OpCo to comply with or perform or not perform any covenant or agreement of OpCo contained in Section 6.16 or the Reorganization Agreement and (iv) any breach of the representations set forth in Section 4.13.4, Section 4.13.6 or Section 4.13.7, except, in the case of each clause (i), (ii), (iii) and (iv), to the extent included in the Closing Date Tax Amount. The indemnity provided in the foregoing sentence shall include, without limitation, any Tax liability arising by reason of any Parent Indemnified Party being liable for any Taxes of another Person pursuant to Treasury Regulation Section 1.1502-6 or any analogous state, local or foreign Tax provision, by contract, as a transferee or successor by operation of Law, or otherwise, and any Tax liability incurred in connection with the transactions contemplated by this Agreement.  Notwithstanding any provision of this Agreement to the contrary, this Section 9.8.1 indemnification shall survive until the expiration of the latest applicable statute of limitations (except for the items in (iv) above which shall survive for the period specified in Section 9.1) and shall not be subject to the limitations contained in Section 9.4.1 or Section 9.4.2.

Section 9.8.2                                                 Tax Indemnification Obligation of Buyer.  Buyer shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against any and all Damages resulting from, arising out of or relating to (i) any Taxes of  Parent and its Subsidiaries for (x) that portion of any Straddle Period that begins after the Closing Date (calculated as set forth in Section 6.16.4) or (y) any Tax period beginning after the Closing Date, (ii) any Transfer Taxes for which Buyer is liable under Section 6.15, (iii) any Taxes attributable to any action taken by or with respect to PropCo and its Subsidiaries outside of the ordinary course of business on the Closing Date after the Closing; provided, that any action taken by or with respect to PropCo or its Subsidiaries that is contemplated by this Agreement or the Reorganization Agreement shall not be treated as being taken outside of the ordinary course of business, and (iv) any failure by Buyer to comply with or perform or not perform any covenant or agreement of Buyer contained in Section 6.16. Notwithstanding any provision of this Agreement to the contrary, this Section 9.8.2 indemnification shall survive until the expiration of the latest applicable statute of limitations and shall not be subject to the limitations contained in Section 9.4.

Section 9.9                                   Indemnification Sole and Exclusive Remedy. Following the Closing, except for the remedies described in Section 11.11, indemnification pursuant to this Article 9 shall be the sole and exclusive remedy of the parties and any parties claiming by or through any party (including the Indemnified Parties) related to or arising from any breach of any representation, warranty, covenant or agreement contained in, or otherwise pursuant to, this Agreement (other than any breach of (i) any covenant or agreement contained in Article 3 or (ii) any post-Closing obligation under any covenant that provides for performance following the Closing Date).  Nothing herein shall limit any of the parties’ rights or remedies under the Ancillary Agreements.

Article 10.

RESERVED

Article 11.

General Provisions

Section 11.1                            Notices.  All notices required or permitted pursuant to this Agreement shall be in writing (including facsimile or similar writing) and shall be deemed to be properly given (i) if given by facsimile, when the facsimile is transmitted to the facsimile number specified in this Section and the appropriate facsimile confirmation is received, (ii) if given by email, when the email is transmitted to the email address specified in this Section and receipt of such email is confirmed, or (iii) if given by overnight courier or personal delivery, when delivered at the address stated below, or at such other address as a party may provide by notice to the other parties:

If to Parent or Buyer or (after the Closing) PropCo, addressed to it at:

HCP, Inc.
3760 Kilroy Airport Way, Suite 300
Long Beach, CA 90806
Attention:	James F. Flaherty III
J. Alberto Gonzalez - Pita
Telecopy No.:	(562) 733-5200
Email:	jflaherty@hcpi.com
agonzalez@hcpi.com

with a mandated copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attention:	Joseph A. Coco
Thomas W. Greenberg
Kenneth M. Wolff
Telecopy No.: (212) 735-2000
Email:	joseph.coco@skadden.com
thomas.greenberg@skadden.com
kenneth.wolff@skadden.com

If to the Company or (prior to the Closing) PropCo, addressed to it at:

HCR ManorCare, Inc.
333 N. Summit Street, 16th Floor
Toledo, OH 43604
Attention:	Steven M. Cavanaugh
Richard A. Parr
Telecopy No.: (419) 252-5599
Email:	scavanaugh@hcr-manorcare.com
rparr@hcr-manorcare.com

with a mandated copy to:

Latham & Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Attention:	Daniel T. Lennon
David I. Brown
Telecopy No.: (202) 637-2201
Email:	daniel.lennon@lw.com
david.brown@lw.com

Section 11.2                            Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.3                            Severability.  The illegality or partial illegality of any or all of this Agreement or any provision hereof shall not affect the validity of the remainder of this Agreement, or any provision hereof, and the illegality or partial illegality of this Agreement shall not affect the validity of this Agreement in any jurisdiction in which such determination of illegality or partial illegality has not been made.

Section 11.4                            Entire Agreement.  This Agreement (together with the Exhibits, Parent and Company disclosure schedules and the other documents delivered pursuant hereto), each Ancillary Agreement and the Confidentiality Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and shall supersede all previous negotiations, commitments, agreements and understandings (both oral and written) with respect to such subject matter.

Section 11.5                            Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, as applicable, and their respective successors and permitted assigns.  The parties may not assign this Agreement, or any of their rights or liabilities hereunder (whether by operation of law or otherwise), without the prior written consent of the other parties hereto; provided, however, that, without the consent of any party, (i) a party may assign (including by way of a pledge) to its lenders or other financing sources any or all of its rights hereunder (including its rights to seek indemnification hereunder) as collateral security, and (ii) each of Parent and Buyer shall be entitled to assign its rights, interests and obligations hereunder, in whole or in part, to one or more of its wholly owned Subsidiaries, without the prior written consent of the Company, but no such assignment shall relieve either Parent or Buyer of its obligations hereunder.  Any purported assignment without such consent shall be void. Any such assignment shall not relieve the party making the assignment from any liability under this Agreement.

Section 11.6                            Third Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (a) from and after the Closing, Seller or its designee(s) or assignee(s) (in accordance with Section 11.5) shall be intended third party beneficiaries of, and may enforce, Article 3, (b) the Lenders shall be express third party beneficiaries of, and may enforce, Section 8.5.2 and Section 11.8 and (c) the JPMorgan Entities shall be third-party beneficiaries of, and may enforce, Section 8.5.5.

Section 11.7                            Mutual Drafting.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 11.8                            Governing Law; Jurisdiction.

Section 11.8.1                                          Any and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8.2                                          Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court.  Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 11.8, and each party agrees that service of process by registered or certified mail, return receipt requested, at its address specified in Section 11.1 is reasonably calculated to give actual notice.

Each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lenders in any way relating to this Agreement, in any forum other than the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware); provided that this will not preclude any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, in other jurisdictions by Parent under the Bridge Credit Agreement.

Section 11.8.3                                          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 11.9                            Interpretation.  The captions appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit or describe the scope or intent of this Agreement or any of the provisions hereof.  In this Agreement (i) words denoting the singular include the plural and vice versa, (ii)”it” or “its” or words denoting any gender include all genders, (iii) the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation,” whether or not expressed, (iv) any reference in this Agreement to a Section, Article, Exhibit or Schedule refers to a Section or Article of or an Exhibit or Schedule to this Agreement, unless otherwise stated, (v) when calculating the period of time within or following which any act is to be done or steps taken, the date which is the reference day in calculating such period shall be excluded and if the last day of such period is not a Business Day, then the period shall end on the next day which is a Business Day, (vi) the words “shall” and “will” have the same meaning, (vii)”hereof”, “herein”, “hereby”, “hereto” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, (viii) any Law defined or referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws, (ix) the term “dollars” and “$” means United States dollars, and (x) the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”.  The definitions given for terms in Article 1 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any person include the successors and permitted assigns of that person. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply to the extent the applicability of such disclosure to such other sections or schedules is readily apparent on its face. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement.  The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.  All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.  Solely for purposes of Article 4 and the definition of Company Material Adverse Effect, all references to Subsidiaries of the Company include PropCo and its Subsidiaries and OpCo Entities then in existence on the date of this Agreement and the Closing Date, whether or not the Reorganization Transactions have occurred.

Section 11.10                     Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one agreement.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other parties, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 11.11                     Specific Performance.  The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder shall cause irreparable injury to the other party for which damages, even if available, shall not be an adequate remedy.  Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.  In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party waives any requirement of the other party to post a bond or other security in connection with seeking specific performance.  Notwithstanding anything to the contrary in this Agreement, in circumstances where the Parent and Buyer are obligated to consummate the Purchase and the Purchase has not been consummated on or prior to the last day that the Closing was scheduled to occur under Section 2.1, the parties acknowledge that the Company, PropCo and OpCo shall not be entitled to enforce specifically the obligations of Parent or Buyer to consummate the Purchase under circumstances where the Company could terminate pursuant to Section 8.1.6.

Section 11.12                     REIT Savings Clause.  Notwithstanding anything in this Agreement to the contrary, in no event shall any amount paid to any Parent Indemnified Party pursuant to this Agreement in any tax year exceed the maximum amount that can be paid in such year without causing any Parent Indemnified Party to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) for such year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(I) and 856(c)(3)(A)-(I) of the Code (“Qualifying Income”) as determined by independent accountants to Parent.  If the amount payable for any tax year under the preceding sentence is less than the amount which the Indemnitor would otherwise be obligated to pay to the Parent Indemnified Parties pursuant to this Agreement (the “Indemnifiable Amount”), the Parent Indemnified Parties shall so notify the Indemnitor, and the Indemnitor shall (at the Parent Indemnified Parties’ sole cost and expense) place the remaining portion of the Indemnifiable Amount in escrow and shall not execute any instrumentation permitting a release of any portion thereof to the Parent Indemnified Parties, and the Parent Indemnified Parties shall not be entitled to any such amount, unless and until the Indemnitor and escrow holder receive (all at the Parent Indemnified Parties’ sole cost and expense) notice from Parent, together with either (a) an opinion of Parent’s tax counsel to the effect that such amount, if and to the extent paid, would not constitute gross income which is not Qualifying Income or (b) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to the Parent Indemnified Parties without causing any Parent Indemnified Party to fail to meet the REIT Requirements for any relevant taxable year, together with either a ruling from the IRS issued to Parent or an opinion of Parent’s tax counsel to the effect that such payment would not be treated as includible in the income of the applicable Parent Indemnified Party for any prior taxable year, in which event the escrow holder shall pay such maximum amount. The Indemnitor’s and escrow holder’s obligation to pay any unpaid portion of the Indemnifiable Amount shall terminate ten (10) years from the date of this Agreement and, upon such date, escrow holder shall remit any remaining funds in escrow to the Indemnitor and the Indemnitor shall have no obligation to make any further payments to the Parent Indemnified Parties notwithstanding that the entire Indemnifiable Amount has not been paid as of such date.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HCP, INC.

By:	/s/ Paul F. Gallagher
Name:	Paul F. Gallagher
Title:	Executive Vice President —
Chief Investment Officer

HCP 2010 REIT LLC

By: HCP Mezzanine Lender, LLC, as its Member

By:	/s/ Paul F. Gallagher
Name:	Paul F. Gallagher
Title:	Executive Vice President

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HCR MANORCARE, INC.

By:	/s/ Paul A. Ormond
Name:	Paul A. Ormond
Title:	President and Chief Executive Officer

HCR PROPERTIES, LLC

By:	/s/ Paul A. Ormond
Name:	Paul A. Ormond
Title:	President and Chief Executive Officer

HCR HEALTHCARE, LLC

By:	/s/ Paul A. Ormond
Name:	Paul A. Ormond
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO PURCHASE AGREEMENT]